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    As filed with the Securities and Exchange Commission on September 17, 1998,
                               File No. 000-24725


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                               AMENDMENT NO. 1 TO


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                          GLOBAL ELECTION SYSTEMS INC.
                 (Name of Small Business Issuer in Its Charter)

BRITISH COLUMBIA, CANADA                                  85-0394190
(Other Jurisdiction of Incorporation)          (IRS Employer Identification No.)

1611 WILMETH ROAD, MCKINNEY, TX                             75069
(Address of Principal Executive Offices)                  (Zip Code)

                                  972-542-6000
               Registrant's Telephone Number, Including Area Code

Securities to be registered pursuant to Section 12(b) of the Act:


================================================================================
Title Of Each Class                               Name of Each Exchange On Which
To Be So Registered                               Each Class Is To Be Registered
--------------------------------------------------------------------------------


================================================================================

Securities to be registered pursuant to Section 12(g) of the Act:

                            NO PAR VALUE COMMON STOCK
                                (Title of Class)



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         CERTAIN OF THE INFORMATION IN THIS REGISTRATION STATEMENT CONTAINS
FORWARD-LOOKING STATEMENTS REGARDING FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY, AND IS SUBJECT TO A NUMBER OF RISKS AND OTHER FACTORS WHICH COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD LOOKING STATEMENTS. AMONG THESE FACTORS ARE: GENERAL BUSINESS AND ECONOMIC CONDITIONS; CUSTOMER ACCEPTANCE AND DEMAND FOR THE COMPANY'S PRODUCTS; THE COMPANY'S OVERALL ABILITY TO DESIGN, TEST AND INTRODUCE NEW PRODUCTS ON A TIMELY BASIS; THE NATURE OF THE MARKETS ADDRESSED BY THE COMPANY'S PRODUCTS; THE INTERACTION WITH GOVERNMENTAL ENTITIES IN THE UNITED STATES AND WORLDWIDE WHICH PURCHASE THE COMPANY'S PRODUCTS; AND OTHER RISK FACTORS LISTED FROM TIME TO TIME IN DOCUMENTS FILED BY THE COMPANY WITH THE SEC.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

COMPANY OVERVIEW

         Global Election Systems Inc. (the "Company") is the leading manufacturer and seller, through its wholly-owned United States subsidiary, Global Election Systems Inc., ("Global USA") of state of the art computerized electronic election management systems designed for convenient voting. Its compact systems permit efficient early voting and non-geographic voting. Unlike other systems which require terminals to be configured to the polling district, the Company's systems are stand-alone and offer every ballot style required for a voting jurisdiction, even for an entire state. The Company's signature products are the ES-2000 AccuVote Voting System ("AccuVote"), and the paperless Accu-Touch touch screen voting system ("Accu-Touch") using the Voter Access Card "smart card" ("Smart Card"). The AccuVote Voting System and the Accu-Touch system are each complete voting systems which are both a precinct count and central accumulation system and which permit management control of the voting process from ballot preparation to verification of results. The Smart Card and the AccuTouch, which are both "paperless DRE", or direct record equipment, were added to the Company's product line



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in 1997 when the Company acquired all of the assets of I-Mark Systems, Inc.

         The Company was formed in British Columbia, Canada on November 22, 1991, through the amalgamation of North American Professional Technologies B.C. Ltd. and Macrotrends International Ventures Inc. Global USA was incorporated in Delaware in 1991. The address of the Company's executive offices is 1611 Wilmeth Road, McKinney, TX 75069; and its telephone number is (972) 542-6000. The Company's no par value common stock ("Common Stock") is traded on the Toronto Exchange under the symbol GSM. References in this document to the "Company" include its wholly-owned subsidiary, Global USA, unless the context otherwise requires. All funds are reported in U.S. dollars unless otherwise specified. Canadian funds are designated by "C$".

INDUSTRY OVERVIEW

         All over the world, elections are held under the auspices of various governmental systems, especially those in democratic countries. Until the 1960's, almost all elections were conducted with paper ballots and lever voting machines which were mechanical counters. These machines, which were bulky and heavy and the mechanisms of which had many moving parts, required significant maintenance, and were expensive to warehouse. This method of voting and tallying votes, in addition to being cumbersome and inefficient, was susceptible to inaccuracies in tallying, significant time delays, and other not insignificant difficulties. In 1964, the punch card voting system was patented. While this system has not been built in quantity since about the mid-1980's, it remains the most used system in the world. By the early 1980's, a scanning system which could read ballots optically was introduced.

         In recent years, the election industry, characterized by inertia in adoption of new technology, has begun to computerize in response to increased public acceptance and familiarity with using computers. Computers offer the opportunity to count ballots accurately and speedily, as well as a method to offer efficient early voting and to adopt more convenient ways to vote in order to encourage



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participation. In addition, service and support have become increasingly important components of technologically advanced newer election systems. In spite of the development of the election systems industry, however, many available election systems have continued to lag in application of state-of-the art computer technology, and have lacked durability, flexible functionality and sufficient pre-election to post-election support.

GLOBAL ELECTION'S STRATEGY

         The Company is the leading manufacturer and seller of state of the art computerized electronic election management systems designed for convenient voting. Its compact systems permit efficient early voting and precinct-based voting. The Company capitalizes on its advanced product design, and customer support to market its election systems to voting jurisdictions in the United States, Canada, and world-wide. Its objective is to become a leading supplier of comprehensive voter registration and election systems to governments in the United States, Canada, and around the world. The Company believes that the continuing need for accurate, efficient election systems and the increasingly recognized need for the voting process to be highly voter accessible and simple to use will provide numerous opportunities for the Company to expand the scope of its activity.

         * Expand Market Penetration Through Internal Growth. The Company has achieved growth in its market and has expanded its market through continual innovation in and expansion of its product line and aggressive marketing of its election systems to increasingly populous voting jurisdictions. For example, the Company has recently entered into an agreement with King County, Washington. The Company provides election solutions, such as voter registration technology and systems, complimentary to its election system products. It also seeks to apply its products to governmental information management needs outside of the election process but operating similarly, such as vehicle registration.

         * Compliment Internal Growth Through Acquisition or Selling Arrangements. The Company has developed its business, in part, through acquisition of an election




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products company and entering into arrangements with other companies which produce leading edge technology products to offer those products in conjunction with the Company's products . As a result, the Company is able to offer state of the art integrated election systems to its customers, which has permitted it to expand into more populous markets.

         * Continued Technology Innovation and Integration. The Company conducts on-going research and development to improve product performance and provide innovative solutions to the needs of the voting jurisdictions and other governmental applications. For example, while continually upgrading its existing products, the Company has developed a Windows NT(R)-based, state of the art system which will identify a voter by a finger swipe on the voting screen. All of the products offered by the Company are designed to be used together to integrate the entire election process, from voter registration and election management through tabulation and reporting of election results.

         * International Sales. The Company seeks to sell its state of the art electronic computerized election systems not only in the United States and Canada, but throughout the world, initially primarily in Latin America, where the Company believes there is demand for election systems perceived to be accurate by the voting public.

         * Customer Support. Customer support is a significant part of the Company's marketing strategy and its system sales. The Company intends to continue its commitment to, and to enhance, its pre-election through post-election assistance to its customers. It offers service contracts for all aspects of the election process, including election management training, assistance with the conduct of elections, and complete running of the election.

GLOBAL ELECTION'S PRODUCTS

         The products currently offered by the Company are election system products which are comprised of state of the art computerized electronic voting systems and software products such as the voting registration



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and election management systems that lay out ballots, tabulate results and print reports.

         State of the Art Computerized Electronic Voting Systems. The Company's signature product is its patented Accu-Vote ES-2000 Election System. The Accu-Vote system, patented in Canada and the United States, automates all facets of election administration from initial ballot layout through certification of results. The ballot processing unit optically scans marked voted paper ballots and produces printed precinct level results immediately after the polls close. Totals are captured on a memory card and transferred to the counting center or sent from the precinct tabulator directly to the host computer over a modem using common carrier lines. Designed for security and integrity, the ballot processing unit nevertheless is compact and lightweight and is easily transported to and from the polling place.

         The Accu-Vote Vote Tally System ("VTS") software automates the entire election administration cycle from ballot layout through certification of results. VTS is used to define all election-specific parameters.

         Smart Card and Electronic Balloting Products. The Company offers additional, technologically-advanced election assistance products through its Smart Card. The "Voter Access Card" is a "smart card" which stores voter identification information, allowing the automatic selection of any ballot style for any voter at any polling place. The Voter Access Card can permit the placement of voting stations in places where people assemble, like shopping malls, rather than in specific precinct locations.

         The Company's Accu-Touch(TM) ballot station, is designed to eliminate the need for paper ballots. A voter accesses the appropriate ballot screen by inserting the voter's Voter Access Card and votes by touching the screen. Each station can house thousands of ballot styles, accessed on demand for a specific precinct, ward, block, or language. In addition, the Accu-Touch system software permits election officials to design all ballot formats, provide multi-lingual ballots, merge totals from early voting, postal and election-day voting, and customize and generate post-election reports and audits.




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         Accu-Vote and Accu-Touch can be used as a blended system, permitting flexibility in solving the particular problems and requirements of a voting jurisdiction. For instance, Accu-Touch can be used for early voting, where its capacity to store all ballot styles allows early voters from all precincts to insert Smart Cards into the same unit to select their particular precinct ballot. Accu-Vote systems can be used at the precinct level during the election. The vote tallies from both the Accu-Vote and Accu-Touch units are then sent to a host computer to be combined to determine the election result.

         Accu-Vote and Accu-Touch systems units have a list price of approximately $6,500 per unit, to which quantity discounts and additional products may be added, depending upon the needs and size of the election district.

         Other Product Arrangements. The Company occasionally makes arrangements with companies producing other products which are complementary to and enhance the Company's product offering to a particular voting jurisdiction. For instance, in King County, Washington, the Company is providing, through a license, additional voter registration software. These arrangements are generally made on a case-by-case basis, depending on the need and size of a voting jurisdiction.

         Backlog. At March 31, 1998, nine months into the current fiscal year, the Company had a backlog of approximately $1,500,000, representing 300 units, of orders for its Accu-Vote, Accu-Touch and Smart Card products. This backlog compared to a backlog of $250,000 on June 30, 1997 (short fiscal year) and $1,500,000 at December 31, 1996. Backlogs are principally the result of customer-scheduled shipment dates, which are usually a period of months after the contract date and which may also be in installments. The increase in the backlog is attributable primarily to increased sales and to the timing of delivery schedules.




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CUSTOMER SUPPORT SERVICES

         The Company emphasizes continuing service support to its customers. These services begin with initial equipment acceptance and testing and continue through on-site election day and election night support. Some election-specific services provided by the Company are pre-election consultation, ballot design/layout assistance, precinct worker training, voter education assistance, system testing and verification, and on-site election day and election night support.

CUSTOMERS


         The Company's customers include approximately 600 voting jurisdictions in the United States and Canada. Recent contract awards include the State of North Carolina, King County, Washington, Chatham County, Georgia, Tular County, California, Pima and Yavapi Counties, Arizona, and the State of Alaska. During the six months ended June 30, 1997 (a short fiscal year), Jefferson County, Kentucky, accounted for approximately 30.3% of Company revenues. During the fiscal years ended December 31, 1996, and December 31, 1995, the Company was not dependent on one or a few major customers, nor does it expect to be in the current fiscal year.


SALES AND MARKETING

         The Company markets its products both domestically and internationally to governments. Because of the close involvement of the Company in the use of its election systems by customer governments and the Company's desire to maintain a high level of contact and service, sales are made by salaried, commissioned salespersons employed by the Company and assigned to various territories. Salespersons work directly with the election officials in each territory to close and implement sales. At March 31, 1998, the Company employed 13 of these salespersons, who were assigned to specific territories in the United States and Canada. The Company also has five resellers which are established in the election business and have contracts for specific territories. Sales outside the United States and Canada are supervised by the Company's sales staff. The Company plans to use in-country representatives in these countries, but currently has none.



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         Payment for sales is typically made in United States and Canadian dollars. As a result, the Company's actual receipts are subject to fluctuation based upon currency exchange rates between the United States and Canada and, should the Company accept payment in another currency, to the fluctuations in that currency's exchange rate.

         The Company, because it sells election products and services, could tend to operate on a two-year business cycle because in the United States, a substantially larger number of elections for public office are held in even-numbered years than in odd-numbered years. As a result, revenues and underlying production and support activities for a majority of the Company's products and services could significantly increase or decrease in accordance with the election cycle. However, because the Company's fiscal year ends June 30, and because many voting jurisdictions now attempt to purchase election products and services immediately after an election, the Company believes that it has ameliorated the possible effect of the United States' biennial election cycle. Also, in Canada, elections are conducted on an irregular schedule which differs in and among national, provincial and municipal elections. Thus, the Company's Canadian business may also be expected to ameliorate any United States cyclicality.

RESEARCH AND DEVELOPMENT

         The Company expended approximately $184,414, $451,113 and $674,144 for research and development during the fiscal years ended June 30, 1997 (a six month fiscal year due to a fiscal year change), December 31, 1996, and December 31, 1995, respectively. All of the Company's in-house research efforts are conducted at its facilities in Vancouver, Canada, and McKinney, Texas.

COMPETITION

         The election system market is defined by the voting needs and specifications of voting jurisdictions. In that regard, sales, and therefore competition, are directed to election officials in each voting jurisdiction who issue requests for proposals in which desired specifications are set forth. Responsive bids are submitted to these officials and other specified reviewers for their



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evaluation and the selection of the company awarded the project. Competitive factors include accuracy, security and speed of voting and tallying of votes, ease of use of the system, flexibility in ballot preparation, cost and customer support. Because of its ability to offer a complete, state of the art, integrated election system which can be tailored to the customer's needs, the Company believes it is able to compete in all major areas of the election systems market. However, several of the Company's existing and potential competitors have financial, and could develop technological and marketing, resources significantly greater than those of the Company. They may have established relationships with customers or potential customers that afford them a competitive advantage. There can be no assurance that the Company will be able to compete effectively in its current or future markets or that competitive pressures will not adversely affect its business, financial condition or results of operations.

         In North America, the Company competes primarily with moderately-sized companies (some of which are affiliates of much larger companies) in the overall election system market and with some small companies who offer some aspect otherwise included in the overall system, such as voting equipment. The Company's largest competitors in the North American election system market are Sequoia Pacific Systems, Inc. ("Sequoia"), a subsidiary of Jefferson Smurfit, and ES&S ("ESS"). ESS and Sequioia offer local and state election management systems, optical scan ballot tallying and reporting, and election information management software. Microvote, Inc., of Indianapolis, offers a direct record voting system. The Company also competes with a number of companies, including those mentioned previously, which produce and sell products designed to provide specific election-related functions.

MANUFACTURING

         The Company assembles its Accu-Vote products at its recently-opened plant in McKinney, Texas, and contracts for the assembly of its Accu-Touch system. With the exception of its visible light optical reader (which it obtains from another source but could replace with an in-house product) and its ballot box (for which the Company owns the molds and could obtain an alternate manufacturer), the Company



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obtains components for its products largely from various off-the-shelf vendors of electronic components, any of which could be replaced by another vendor should the need present itself.



INTELLECTUAL PROPERTY

         Patents. The Company holds the United States and Canadian patents, the rights to which it purchased in 1991, on its Accu-Vote ES-2000 system ("Patent"). Except for the Patent, the Company has not sought patent protection for its technology, even though it believes that some of its processes and equipment are proprietary to it. The Company has relied upon industrial know-how, and trade secret laws. The Company cannot assure that its proprietary processes and equipment will provide it with sufficient competitive advantage to overcome its lack of patent protection, nor can it assure that others will not independently develop equivalent or superior products or technology. Also, the Company cannot assure that it will be able to establish trade secret protection or that trade secret obligations will be honored. To the extent that consultants, employees and other parties apply technological information developed independently by them or others to Company projects, disputes may arise as to the proprietary rights to that information, which may not be resolved in favor of the Company. It is also possible that litigation may be necessary to enforce the Company's proprietary rights, to protect its trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement. Litigation of that nature could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operation.

         Patent applications in the United States are not disclosed until the patents issue; therefore, patent applications could have been filed which relate to the Company's processes and equipment. The Company does not believe that it infringes any patents of which it is aware; however, it cannot assure that patent infringement claims will not be asserted against the Company. These claims, if



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asserted, could have a material adverse effect on the Company's business, financial condition or results of operation. If infringement or invalidity claims were to be asserted against the Company, litigation could become necessary to defend the Company against those claims. In certain circumstances, the Company might choose to seek to obtain a license under the third party's intellectual property rights, which the Company cannot assure would be available, if at all, on terms acceptable to the Company.

         Trademarks and Tradenames. The Company has no registered trademarks or tradenames, but claims proprietary rights to Accu-Vote. A trademark registration application has been filed for Accu-Vote in the United States, but no assurance can be given that this trademark will issue.

GOVERNMENT REGULATION

         The Company's products are sold almost exclusively to governmental units. The Company's Accu-Vote and Accu-Touch election products meet or exceed United States Federal Election Commission ("FEC") standards and are required to be, and are, tested to FEC standards by Wyle Labs, the industry's designated Independent Testing Authority. In the United States, election systems must also be certified in each State where they are used. Currently, one or the other or both of the Company's systems are certified in 34 States. Canada does not require testing and certification.

         Each governmental unit to which the Company markets its products specifies its own particular requirements for system operation. Without exception, the Company's customers seek, and require, tamper-proof, efficient, confidential and expeditious election equipment and systems. These requirements and others typically are embodied in the customer's Request for Proposal ("RFP"), issued to solicit bids from the Company and others. Because the Company must be able to respond with complying bids to RFP's, the Company must continually monitor, adapt to, anticipate and design for changes in specifications and in the expectations that governmental units have for efficient systems. For example, in the United States, promoting and increasing voter participation is a concern of many jurisdictions. As a result, enhancing convenience and opportunity to vote are increasingly important. The




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Company's products are a direct response to these changing needs. To the extent that the Company is or becomes unable to anticipate or respond to the concerns of jurisdictions, its ability to submit responsive bids to RFP's will be impeded.

         Because the Company is incorporated and does business in British Columbia and its subsidiary, Global USA, is incorporated in the State of Delaware and does business in the United States and internationally, the Company as a whole is subject to both Canadian and United States tax laws. Additionally, the Company must comply with the taxation, export and import, currency, and other laws of each country in which it sells products or otherwise does business. These laws can be burdensome. To the extent that the Company is unable or unwilling to comply, its business in a particular country may be expected to be materially adversely affected.


WARRANTIES. Key to all elections is the reliability of the system, including the voting equipment, accuracy of voting results, and accuracy of tallying of results. The Company's equipment is designed to optimize this reliability. The Company warrants its election systems for a period of one year from purchase, unless another period is specified by the RFP from a voting jurisdiction. The Company self-insures against warranty claims. The Company has never been the subject of any material warranty claims and has generally repaired or replaced malfunctioning equipment in the pre-election stage; however, if a claim were to be made and to prevail, a lack or insufficiency of insurance coverage could have a material adverse effect on the Company. However, all contracts with customers require insurance to be in place before execution of the contract.


ENVIRONMENTAL COMPLIANCE

         The Company operates a manufacturing plant in McKinney, Texas. Although its manufacturing consists largely of parts assembly, the Company is required to comply with United States and Texas environmental and Occupational Safety and Health Act requirements applicable to electronics manufacturing operations in general, including, for example, storage, marking, and disposal of various products used for cleaning parts to be assembled. Although the Company takes appropriate measures to comply with these requirements, violations can occur. The Company was cited once by the New York Department of Environmental


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Conservation for alleged violation of certain storage, marking and disposal requirements applicable to two of these substances used at its former New York manufacturing facility and responded immediately to correct the situation. The Company believes that its compliance programs are adequate, but cannot assure that no problems will arise in the future, some of which could have a material adverse impact on the Company and its business.

EMPLOYEES

         As of March 31, 1998, the Company had approximately 49 employees, of whom all were full-time, at its 3 locations in Canada and the United States. Of the full-time employees, 9 were in executive and administrative positions, 11 were in sales, marketing and customer relations, 5 were in research and development, 12 were in manufacturing, and 12 were in field customer support.

RISK FACTORS

         In addition to the matters set forth in the foregoing discussion of the Company's business, the operations and financial performance of the Company are subject to the risks, among others, described below.


FLUCTUATIONS IN OPERATING RESULTS. The Company has experienced fluctuations in its operating results in the past and may experience those fluctuations in the future. Sales, on both an annual and quarterly basis, are subject to fluctuations as a result of a variety of factors, many of which are beyond the control of the Company. These factors include the timing of customer orders, delays in shipment due to component shortages or defects which must be remedied, production problems, cancellation of orders, and regulatory changes. In addition, the Company, because it sells election products and services, could tend to operate on a two-year business cycle because in the United States, a substantially larger number of elections for public office are held in even-numbered years than in odd-numbered years. As a result, revenues and underlying production and support activities for a majority of the Company's products and services could significantly increase or decrease in accordance with the election cycle.



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However, because the Company's fiscal year ends June 30, and because many voting jurisdictions now attempt to purchase election products and services immediately after an election, the Company believes that it has ameliorated the possible effect of the United States' biennial election cycle. Also, in Canada, elections are conducted on an irregular schedule which differs in and among national, provincial and municipal elections. Thus, the Company's Canadian business may also be expected to ameliorate any United States cyclicality. Given the possibility of fluctuations, the Company believes that comparisons of the results of its operations for the preceding year or quarters are not necessarily meaningful and that the results for any particular year or quarter should not be relied upon as an indication of future performance. If the Company's sales or earnings for any year or quarter are less than the level expected by securities analysts or the market in general, the shortfall could have an immediate and significant adverse impact on the market price of the Company's Common Stock.

INTEGRATION OF ACQUIRED BUSINESSES AND DISTRIBUTORSHIP. One of the Company's strategies is to increase its scope of business and the product lines it offers by acquiring other election businesses and products or entering into distributorship or similar arrangements with other producers. There can be no assurance that the Company's management and financial controls, personnel, and other corporate support systems will be adequate to manage the increase in the size and diversity of scope of the Company's operations as a result of any such acquisition or distributorship. Also, there can be no assurance that the acquisition or distributorship arrangement will be accretive to earnings. By its nature, a distributorship does not give the Company complete control over the distributed products' manufacturing, shipment or quality, all of which are the responsibility of the manufacturer. Problems in any of these areas should they occur, could materially adversely affect the Company and its business.

         If and when appropriate acquisition opportunities, some of which could be material, arise, the Company intends to pursue them actively. No assurance can be given that any acquisition by the Company will or will not occur, that if such an acquisition does occur that it will not, despite



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the Company's efforts, materially and adversely affect the Company, or that any such acquisition will be successful in enhancing the Company's business.


DEPENDENCE ON TESTING AND CERTIFICATION; GOVERNMENTAL IMPACT. In the United States, the Company's ability to respond to RFP's from voting jurisdictions and to make sales to those jurisdictions is dependent upon satisfactory completion of testing of the Accu-Vote and Accu-Touch (and similar future products or variations) by Wylie Labs, the industry's designated Independent Testing Authority and upon certification by each State. The Company's products have never had unsatisfactory testing results; however, if for some reason not now known or anticipated, a product did not test satisfactorily, the Company's business could be materially adversely affected to the extent it was unable to offer and sell that product. Similarly, the failure of a product to be certified in a State would prevent the sale of the product in that State and the voting jurisdictions in that State.

         Because the Company deals with governmental authorities in making offers and sales of its products, it can also be adversely affected by changes in those authorities, revisions to or promulgation of new requirements and standards in a State, and unanticipated or unforeseen impediments in the bidding, award and implementation process.

INTERNATIONAL SALES IN GENERAL. The Company sells its election systems primarily in the United States and Canada, but intends to market actively to other countries throughout the world, particularly in Latin America. Sales of the Company's election systems will subject it to various governmental regulations, exports controls, and the normal risks involved in international sales. Sales of products and services in Latin America and elsewhere are subject to political, economic and other uncertainties, including, among others, risk of war, revolution, expropriation, renegotiation or modification of existing contracts, election laws and regulations, standards and tariffs, and taxation policies, as well as international monetary fluctuations which may make payment in United



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States dollars more expensive for foreign customers, and other uncertainties and trade barriers.

CHANGES IN EXCHANGE RATES. Substantially all of the Company's revenues to date have been received in United States and Canadian dollars; however, some sales in the future may be in other currencies. Any decline in the value of other currencies in which the Company makes sales against the United States dollar will have the effect of decreasing the Company's earnings when stated in United States dollars. The Company does not engage in any hedging transactions that might have the effect of minimizing the consequences of currency fluctuations (which are not currently material) and does not intend to do so in the immediate future.


TRANSFER PRICING. The Company and Global USA have entered into various agreements between themselves with respect to the transfer of technology, services and manufactured product. As the Company is generally subject only to Canadian taxation and Global USA is generally subject only to U.S. taxation, issues of transfer pricing arise. Both the Canadian and U.S. tax authorities generally require that pricing arrangements between the Company and Global USA be entered into on a fair market basis. Further, Canada will now require that contemporaneous documentation be completed evidencing the arrangements. While the Company is attempting to meet its obligations in this regard, the Company could be subject to various penalties, and increased tax, if the taxing authorities take issue with the transfer pricing arrangements reached between the Company and Global USA. Because appropriate transfer prices cannot be arrived at with certainty, there is no assurance that the taxing authorities would agree with the Company's transfer pricing arrangements.


POLITICAL INSTABILITY. The political and economic instability in some countries in Latin America and elsewhere could result in the adoption of new trade policies or lead to trade disputes, which could materially adversely affect the Company and its business. The Company has no insurance against political instability.

COMPETITION. The election system market is dependent upon the voting needs and specifications of governmental jurisdictions. In that regard, sales, and therefore competition, are directed to secretaries of state and election officials in each voting jurisdiction who prepare requests for proposals in which desired specifications are set forth. Responsive bids are submitted to these officials for their evaluation and the selection of the company awarded the project. Competitive factors include accuracy, security and speed of voting and tallying of votes, ease of use of the system, flexibility in ballot preparation, cost and customer support. Because of its ability to offer a complete, state of the art, integrated election system which can be tailored to the customer's needs, or segments of a system if only one function is desired, the Company believes it is able to compete in all major areas of the election system market. However, several of the Company's existing and potential competitors have financial, and could develop technological and marketing, resources significantly greater than those of the Company and may have established relationships with customers or potential customers that afford them a competitive advantage. There can be no assurance that the Company will be able to compete effectively in its future markets or that competitive pressures will not adversely affect its business, financial condition or results of operations. See "--Competition" above.


INTELLECTUAL PROPERTY

         Patents. The Company holds the United States and Canadian patents, the rights to which it purchased in 1991, on its Accu-Vote ES-2000 system ("Patent"). Except for the Patent, the Company has not sought patent protection for its technology, even though it believes that some of its processes and equipment are proprietary to it. The Company has relied upon industrial know-how, and trade secret laws. The Company cannot assure that its proprietary processes and equipment will provide it with sufficient competitive advantage to overcome its lack of patent protection, nor can it assure that others will not independently develop equivalent or superior products or technology. Also, the Company cannot assure that it will be able to establish trade secret protection or that trade secret obligations will be honored. To the extent that consultants, employees and other parties apply technological information developed independently by them or others to Company projects, disputes may arise as to the proprietary rights to that information, which may not be resolved in favor of the Company. It is also possible that litigation may be necessary to enforce the Company's proprietary rights, to protect its trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement. Litigation of that nature could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operation.

         Patent applications in the United States are not disclosed until the patents issue; therefore, patent applications could have been filed which relate to the Company's processes and equipment. The Company does not believe that it infringes any patents of which it is aware; however, it cannot assure that patent infringement claims will not be asserted against the Company. These claims, if asserted, could have a material adverse effect on the Company's business, financial condition or results of operation. If infringement or invalidity claims were to be asserted against the Company, litigation could become necessary to defend the Company against those claims. In certain circumstances, the Company might choose to seek to obtain a license under the third party's intellectual property rights, which the Company cannot assure would be available, if at all, on terms acceptable to the Company.

         Trademarks and Tradenames. The Company has no registered trademarks or tradenames, but claims proprietary rights to Accu-Vote. A trademark registration application has been filed for Accu-Vote in the United States, but no assurance can be given that this trademark will issue.

DEPENDENCE UPON CERTAIN OFFICERS. The success of the Company is dependent upon the services of its President, Mr. Van Pelt, its Vice President of Operations, Mr. Ensminger, and its Vice President of Sales/Marketing/Business Development, Mr. Urosevich. The Company has employment agreements with Mr. Van Pelt and Mr. Urosevich, but not Mr. Ensminger. However, the loss of the services of any one of them for any reason could materially impede the Company's marketing effort and strategic planning.

POTENTIAL DILUTIVE EFFECT OF OUTSTANDING OPTIONS AND WARRANTS. As of March 31, 1998, the Company had 1,295,000 options and 166,667 warrants for Common Stock outstanding. To the extent that any outstanding options and warrants for Common Stock are exercised, there will be additional dilution in excess of that resulting from use of common and common equivalent shares in earnings calculations.

LACK OF MARKET IN UNITED STATES; VOLATILITY OF STOCK PRICE. The Company's Common Stock is traded on the Toronto (Canada) Exchange and is expected to trade on the Nasdaq electronic bulletin board. While a public market for the Company's Common Stock currently exists in Canada, no such market exists in the United States as yet and, even though the Common Stock will be registered under Section 12(g) of the Securities Exchange Act of 1934, no assurance can be given that any market for the Common Stock will develop in the United States. The number of shares in the Canadian market is, and the number of shares expected to be in the United States market is, about 95% of the 18,457,440 shares of Common Stock outstanding at March 31, 1998. However, trading volume in the four weeks ended March 31, 1998 in Canada averaged 73,745 shares traded per day. Thus, even though a substantial percentage of the Company's outstanding shares could be traded, trading of relatively small blocks of stock can have a significant impact on the price at which the stock is traded. In addition, the Nasdaq electronic bulletin board has experienced, and is likely to experience in the future, significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. The Company believes that factors such as quarterly and annual fluctuations in financial results, announcements by competitors, or changes in securities analysts' recommendations may cause the market price to fluctuate, perhaps substantially. These fluctuations, as well as general economic conditions, such as recessions or high interest rates, may adversely affect the market price of the Common Stock. See "Part IV. Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters".

SHARES ELIGIBLE FOR FUTURE SALE; PREFERRED SHARES. Future sales by existing shareholders could adversely affect the prevailing market price of the Common Stock. At

     March 31, 1998, the Company had 18,457,440 shares of Common Stock outstanding, of which about 1,000,000 shares will become eligible for sale under the provisions of Rule 144 under the Securities Act of ("1933 Act") in approximately December 1998 and 1,145,000 shares issued or to be issued under an employee option plan will be eligible for sale under Rule 701 under the 1933 Act 90 days after the effective date of this Registration Statement.


         In addition, the authorized capital of the Company includes 20,000,000 shares of Preferred Stock, none of which had been issued as of March 31, 1998. See "Item 8. Description of Securities". However, the Board of Directors may determine at any time and from time to time to set the terms and preferences of the Preferred Stock, or a series of it, and to issue it, subject to approval of the Toronto Stock Exchange.

ABSENCE OF DIVIDENDS. Since its inception, the Company has not paid cash dividends on its Common Stock. The Company intends to retain future earnings, if any, to provide funds for business operations and, accordingly, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

         The discussion and analysis of the operating results and the financial position of the Company should be read in conjunction with the financial statements and the notes to them set out in this Registration Statement. See "Financial Statements". The financial statements have been prepared in United States dollars in accordance with Canadian GAAP. See Note 17 of the Notes to Consolidated Financial Statements for an explanation of differences between Canadian GAAP and United States GAAP.

CONDENSED FINANCIAL INFORMATION:

                                                      9 MONTHS             9 MONTHS            6 MONTHS            6 MONTHS
                                                        ENDED                ENDED               ENDED               ENDED
                                                      31-MAR-98            31-MAR-97           30-JUN-97           30-JUN-96
                                                      ---------            ---------           ---------           ---------
SALES AND OPERATING INCOME                           $ 12,086,413         $ 7,083,753         $ 6,758,954         $ 1,918,564
OTHER INCOME                                               90,606              47,835              51,496              27,922
                                                     ------------         -----------         -----------         -----------

                                                       12,177,019           7,131,588           6,810,450           1,946,486
                                                     ------------         -----------         -----------         -----------

COST OF SALES AND OPERATING EXPENSES                    5,764,909           4,135,740           2,815,680           1,372,730
SELLING, ADMINISTRATIVE AND GENERAL
EXPENSES                                                3,344,678           2,374,736           1,655,250           1,284,006
RESEARCH AND DEVELOPMENT EXPENSES                         311,464             356,469             184,414             178,522
AMORTIZATION                                              263,461              86,919              70,472              83,039
INTEREST                                                   72,470              66,996              27,845               8,317
LOSS ON CAPITAL LEASE RECEIVABLE                                -                   -                   -                   -
SETTLEMENT OF LAWSUIT AND LEGAL COSTS                           -                   -                   -                   -
OTHER EXPENSES                                                  -               1,104               3,277                 400
                                                     ------------         -----------         -----------         -----------

                                                        9,756,982           7,021,964           4,756,938           2,927,014
                                                     ------------         -----------         -----------         -----------

NET INCOME (LOSS) FOR THE PERIOD                     $  2,420,037         $   109,624         $ 2,053,512         $  (980,528)
                                                     ------------         -----------         -----------         -----------

                                                         YEAR                 YEAR                  YEAR
                                                        ENDED                 ENDED                ENDED
                                                      31-DEC-96             31-DEC-95            31-DEC-94
                                                      ---------             ---------            ---------
SALES AND OPERATING INCOME                           $  6,041,173          $  5,961,586         $  4,519,457
OTHER INCOME                                               66,606                34,834               57,420
                                                     ------------          ------------         ------------

                                                        6,107,779             5,996,420            4,576,877
                                                     ------------          ------------         ------------

COST OF SALES AND OPERATING EXPENSES                    4,216,805             2,757,247            2,423,255
SELLING, ADMINISTRATIVE AND GENERAL
EXPENSES                                                2,969,256             2,650,174            2,544,553
RESEARCH AND DEVELOPMENT EXPENSES                         451,113               674,144              464,616
AMORTIZATION                                              135,140               183,857              169,853
INTEREST                                                   71,166                 7,044                1,320
LOSS ON CAPITAL LEASE RECEIVABLE                                -               550,735              414,175
SETTLEMENT OF LAWSUIT AND LEGAL COSTS                           -               202,138                6,422
OTHER EXPENSES                                                956                13,123               60,897
                                                     ------------          ------------         ------------

                                                        7,844,436             7,038,462            6,085,091
                                                     ------------          ------------         ------------

NET INCOME (LOSS) FOR THE PERIOD                     $ (1,736,657)         $ (1,042,042)        $ (1,508,214)
                                                     ------------          ------------         ------------

RESULTS OF OPERATIONS

NINE MONTHS ENDED MARCH 31, 1998 COMPARED TO NINE MONTHS ENDED MARCH 31, 1997


         Sales and operating income. In the nine months ended March 31, 1998, sales and operating income increased 70.6%, or $5.0 million, from $7.1 million in the 1997 period to $12.1 million . This increase resulted largely from a significant increase in sales of the Company's AccuVote

Voting System in the United States, reflecting increases in unit volume, new product introductions, and the addition of new customers.

         Other income. In the nine months ended March 31, 1998, other income increased 89.4%, or $43,000, from $48,000 in the 1997 period to $91,000. This increase resulted largely from more warranties expiring, resulting in the purchase of maintenance agreements.


         Cost of sales and operating expenses. In the nine months ended March 31, 1998, cost of sales and operating expenses increased 39.4%, or $1.7 million, from $4.1 million in the 1997 period to $5.8 million. This increased amount resulted from the additional expense incurred to support the increased sales of systems during the period. In the 1998 period, cost of sales and operating expenses as a percentage of sales and operating income decreased from 58.4% in the 1997 period to 47.7%, largely as a result of more efficient use of labor and reduction in the cost of parts.



         Selling, administrative and general expenses. In the nine months ended March 31, 1998, selling, administrative and general expenses increased 40.8%, or $1 million, from $2.4 million in the 1997 period to $3.4 million. This increase was largely due to additional staff.



         Research and development expenses. In the nine months ended March 31, 1998, research and development expenses decreased 12.6%, or $45,000, from $356,000 in the 1997 period to $311,000. This reduction resulted primarily from reduction in the cost of consulting services.



         Amortization. In the nine months ended March 31, 1998, amortization increased 203.1%, or $177,000, from $87,000 in the 1997 period to $264,000. This increase was due primarily to the acquisition of $483,000 of capital assets and the capitalization of $1,200,000 of goodwill in the nine months ended March 31, 1998.


         Interest. In the nine months ended March 31, 1998, interest expense increased 8.2%, or $5,500, from $67,000 to $72,500. This increase resulted primarily from the increase in loans payable to finance operations.

         Other expenses. In the nine months ended March 31, 1998, other expenses decreased to none, from $1,100 in the 1997 period. Other expenses generally include fiscal agency fees, loss on sale or disposal of assets. The decrease in the 1998 period was due primarily to no expenses being incurred for that period.


SHORT YEAR ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

         In this discussion, please note that figures for the six months ended June 30, 1997 have been audited; figures for the six months ended June 30, 1996 are unaudited.


         Sales and operating income. In the six months ended June 30, 1997, sales and operating income increased 252.3%, or $4.9 million, from $1.9 million in the 1996 period to $6.8 million. This increase resulted largely from a significant increase in sales of the Company's AccuVote Voting System in the United States, reflecting increases in unit volume, and the addition of new customers.



         Other income. In the six months ended June 30, 1997, other income increased 84.4%, or $23,000, from $28,000 in the 1996 period to $51,000. Other income includes income from maintenance agreements and ballot preparation. This increase resulted primarily from the increase in sales volumes.



         Cost of sales and operating expenses. In the six months ended June 30, 1997, cost of sales and operating expenses increased 105.1%, or $1.4 million, from $1.4 million in the 1996 period to $2.8 million. This increased amount results from the additional expenses incurred to support the increased sales of systems during the period. In the 1997 period, cost of sales and operating expenses as a percentage of sales and operating income decreased from 71.5% in the 1996 period to 41.7%, largely as a result of economies of scale.



         Selling, administrative and general expenses. In the six months ended June 30, 1997, selling, administrative and general expenses increased 28.9%, or $0.4 million, from

$1.3 million in the 1996 period to $1.7. This increase was largely due to additional personnel requirements.


         Research and development expenses. In the six months ended June 30, 1997, research and development expenses increased 3.3%, or $6,000, from $178,000 in the 1996 period to $184,000. This increase resulted primarily from production improvements of hardware and software.


         Amortization. In the six months ended June 30, 1997, amortization decreased 15%, or $13,000, from $83,000 in the 1996 period to $70,000. This decrease was due primarily to the use of the declining balance method of amortization on capital assets and very minor new acquisitions.

         Interest. In the six months ended June 30, 1997, interest expense increased 234%, or $19,600, from $8,300 to $27,000. This increase resulted primarily from an increase in loans payable to finance operations.


         Other expenses. In the six months ended June 30, 1997, other expenses increased 719.3%, or $2,900, from $400 in the 1996 period to $3,300. Other expenses generally include fiscal agency fees, loss on sale or disposal of assets. The increase in the 1997 period was due primarily to increases in built and installed systems.






YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995


         Sales and operating income. In fiscal 1996, sales and operating income increased 1.3%, or $0.1 million, from $5.9 million in fiscal 1995 to $6.0 million. Sales remained essentially the same for the two fiscal years, largely due to market conditions.


         Other income. In fiscal 1996, other income increased 91.2%, or $32,000, from $35,000 in fiscal 1995 to $67,000. Other income includes income from maintenance agreements and ballot preparation. In fiscal 1996, the increase resulted largely from the expiration of initial warranty agreements and the consequent sale of maintenance agreements.


         Cost of sales and operating expense. In fiscal 1996, cost of sales and operating expense increased 52.9%, or $1.4 million, from $2.8 million in fiscal 1995 to $4.2 million. This increase resulted largely from costly third party manufacturing and increased product cost.



         Selling, administrative and general expenses. In fiscal 1996, selling, administrative and general expenses increased 12.0%, or $0.3 million, from $2.7 million in fiscal 1995 to $3.0 million. This increase resulted largely from additional personnel and increased operating costs.



         Research and development expenses. In fiscal 1996, research and development expenses decreased 33.1%, or $223,000, from $674,000 in fiscal 1995 to $451,000. This reduction resulted primarily from a decrease in outside consulting fees.



         Amortization. In fiscal 1996, amortization decreased 26.5%, or $49,000, from $184,000 in fiscal 1995 to $135,000. This decrease was due primarily to the use of the declining balance method of amortization and very minimal new acquisitions.


         Interest. In fiscal 1996, interest expense increased 910.3%, or $64,000, from $7,000 to $71,000. This increase resulted primarily from the increase in loans payable to finance operations.

         Loss on write-down of capital lease receivable. In fiscal 1996, loss on write-down of capital lease receivable decreased 100.0%, or $551,000, from $551,000 in fiscal 1995 to $0. This loss, which was written off in fiscal 1995, resulted from the government of Venezuela's failure to pay for lease of Accu-Vote equipment entered into by a previous government.

         Settlement of lawsuit and related legal costs. In fiscal 1996, expense incurred in the settlement of lawsuit and related legal costs decreased 100.0%, or $202,000, from $202,000 in fiscal 1995 to $0. This expense was incurred in fiscal 1995 in connection with the settlement of a lawsuit for alleged breach of contract brought by CEC, Inc. in California.

         Other expenses. In fiscal 1996, other expenses decreased 92.7%, or $12,000, from $13,000 in fiscal 1995 to $1,000. Other expenses generally include loss on disposal of fixed assets. The decline in fiscal 1996 was due primarily to decreases in loss in fixed asset disposal.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

         Sales and operating income. In fiscal 1995, sales and operating income increased 31.9%, or $1.4 million, from $4.5 million in fiscal 1994 to $6.0 million. The increase reflected increases in unit sales.


         Other income. In fiscal 1995, other income decreased 39.3%, or $22,000, from $57,000 in fiscal 1994 to $35,000. Other income includes maintenance agreements and ballot preparation. In fiscal 1995, the decrease resulted largely from a decline in income from ballot preparation.



         Cost of sales and operating expense. In fiscal 1995, cost of sales and operating expense increased 13.8%, or $0.4 million, from $2.4 million in fiscal 1994 to $2.8 million. This increase resulted largely from increases in supplier prices due to the Company's request for increased product capability.



         Selling, administrative and general expenses. In fiscal 1995, selling, administrative and general expenses increased 4.2%, or $0.1 million, from $2.5 million in fiscal 1994 to $2.7 million. This increase resulted largely from increases in the sales staff.



         Research and development expenses. In fiscal 1995, research and development expenses increased 45.1%, or $209,000, from $465,000 in fiscal 1994 to $674,000. This increase resulted primarily from expenditures related to enhancement of reader capability and new product development.


         Amortization. In fiscal 1995, amortization increased 8.2%, or $14,000, from $170,000 in fiscal 1994 to $184,000.

This increase was due primarily to the acquisition of new capital assets during 1994 and 1995.

         Interest. In fiscal 1995, interest expense increased 433.7%, or $6,000, from $1,000 in fiscal 1994 to $7,000. This increase resulted primarily from additional borrowing to fund operations.

         Other expenses. In fiscal 1995, other expenses decreased 78.5%, or $48,000, from $61,000 in fiscal 1994 to $13,000. Other expenses generally include fiscal agency fees and other miscellaneous amounts. The decline in fiscal 1995 was due primarily to decreases in fiscal agency fees paid in the year.




LIQUIDITY AND CAPITAL RESOURCES

         The Company uses a combination of internally generated funds and bank borrowings to finance its acquisitions, working capital requirements, capital expenses and operations.

         During the short fiscal year ended June 30, 1997 and the last full fiscal year ended December 31, 1996, the Company generated most of its funding needs through cash flow.

         At June 30, 1997, the Company cash totaled $78,000, a decrease of $402,000 from December 31, 1996, while accounts receivable increased to $4.8 million at June 30, 1997 from $1.2 million at December 31, 1996, in each case reflecting the particular payment schedules of the Company's contracts. Because of the nature of the Company's business, timing of payments on large contracts may vary significantly, causing significant variances from period to period in the mix of cash and other liquid funds and accounts receivable. Likewise, inventory figures may vary significantly, depending upon delivery dates for voting systems. At June 30, 1997, inventory was $1.6 million, very similar to the $1.9 million in inventory at December 31, 1996; however, this may not necessarily be representative of the figure at the end of any given fiscal period.

         Also in connection with its contractual arrangements with customers, the Company may extend credit terms for the payment of amounts due for voting systems. At June 30, 1997, loans receivable, less current portion, stood at $900,000, approximately the same amount as was reported at December 31, 1996. These loans are repaid on varying terms and with varying interest rates, determined on a case by case basis. The Company has not historically experienced any default rate in connection with loans due from customers, except for amounts due from Venezuela under a 1991 agreement, which were written off.

         The Company currently has two loans outstanding, each with Western Bank, Albuquerque, New Mexico. One loan in the amount of $600,000 is secured by Global USA accounts receivable. This loan bears an interest rate of Western Bank of Albuquerque Prime Rate and is due January 6, 1999. The second loan is in the amount of $770,000 and is secured by a specific Global USA contract valued at $2,100,000. This loan bears an interest rate of 1% above the Western Bank of Albuquerque Prime Rate and is payable on November 15, 1998. In order to avoid cash flow constrictions, the Company occasionally enters into short-term loan arrangements. The Company entered into, on March 31, 1998, loans of C$500,000 each with two Canadian individuals. Partial funding of these loans was received on March 31, 1998 and the remaining on April 1, 1998. They were due and payable on March 31, 1999, but were repaid in full on June 1, 1998. The loans were evidenced by promissory notes and bore interest at a rate of 8% per year, calculated and payable on the last day of each month. Each loan was secured by an Accounts Security Agreement, which has since been released which grants to each lender a security interest in Global USA's debts, accounts, claims, demands, monies and choses in action and proceeds therefrom. As additional compensation to the lenders, the Company issued to each of them a Share Purchase Warrant for 83,333 shares and 83,334 respectively, of Common Stock, immediately exercisable at a price of C$1.89 and expiring at 4:00 p.m. local time in Vancouver, B.C. on March 31, 2001.

         During the Company's three most recently ended fiscal years, the Company has experienced no material impact from inflation or changing prices on its net sales and revenues or on income from continuing operations.

         Management believes that financial resources, including internally generated funds and available bank borrowings will be sufficient to finance the Company's current operations and capital expenditures, excluding acquisitions, for the next twelve months.

         The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in those periods) and the range of high and low exchange rates for those periods.





                               YEAR ENDED DECEMBER 31                                      YEAR ENDED
                                                                                          JUNE 30, 1997
                                                                                          (short period)
                       1993             1994             1995             1996
END OF PERIOD          1.32550          1.40300          1.37135          1.36447            1.37579

AVERAGE FOR PERIOD      1.2092           1.3664           1.3725           1.3849            1.37579

HIGH FOR PERIOD        1.24279          1.31030          1.32849          1.33199            1.33920

LOW FOR PERIOD         1.34429          1.40350          1.42379          1.38220            1.29789




On June 30, 1997, the noon rate of exchange as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was $0.724113 (US$1.00=C$1.38799). As of March 31, 1998, the noon rate of exchange as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was $0.705219 (US$1.00=C$1.417999).

THE YEAR 2000 ISSUE. The year 2000 issue ("Y2K") arises from a computer's inability to recognize the two-digit field "00" as the year 2000 instead of the year 1900. The computer's mistaking "00" as the year 1900 could result in system failures or miscalculations causing disruptions to operations, including manufacturing, a temporary inability to process transactions, send invoices, or engage in other normal business activities. This is a significant issue for most companies, with far-reaching implications, some of which cannot be anticipated or predicted with any degree of certainty.

         The Company has completed an assessment of the magnitude of the Y2K issue with respect to the Company's products. The Company's Accu-Vote and Accu-Touch systems are designed to be Y2K compliant, which is generally a requirement in RFP's for voting systems, and the Company does not expect any material problems or difficulties to arise out of its systems. The Company is communicating with its customers to determine the extent of the Company's vulnerability to the failure of third parties to remediate their own Y2K issues.


         In conjunction with the Company's assessment of Y2K issues which might affect it, the Company is formulating plans to address the Y2K issue, including contingencies to address unforeseen problems. The Company has not been required to incur costs for remedial work and accordingly has not set aside any contingency fund to deal with any contingencies which may arise. The costs for Y2K compliance are based upon management's best estimates, which were derived from numerous assumptions about future events, including third-party modification plans and other factors. However, there can be no guarantee that those estimates will be accurate and actual results could differ materially from those plans. Specific factors that might cause material differences include, but are not limited to, the availability and cost of personnel trained in this area and the ability to identify and correct all relevant computer codes.



ITEM 3.  DESCRIPTION OF PROPERTY

         The Company leases office and manufacturing facilities in McKinney, Texas, in Omaha, Nebraska and Vancouver, British Columbia. The Company's standard practice is to lease its facilities, and to insure the facilities and their contents under an insurance plan.

         The McKinney, Texas, leased facility consists of about 13,050 square feet in a stand-alone, one-story building. This facility includes the Company's manufacturing operations and its United States corporate headquarters. The current capacity utilization of the manufacturing area is about 100%. Management anticipates that this facility may be expanded at some time during the next fiscal year. The lease term commenced on August 1, 1997 and continues for a period of five years, with two five-year options to renew.

        The Vancouver, British Columbia leased facility consists of about 8,150 square feet in an office warehouse, one-story building. This facility houses the Company's Canadian corporate headquarters and most of its research and development activities. The lease term commenced on May 1, 1993 and continued for a period of five years. The Company has executed a Lease Renewal agreement for a term of eight months beginning May 1, 1998 and terminating December 31, 1998 on the same terms and conditions as contained in the original Lease. The Company plans to move its Vancouver operations to smaller premises.

         The Omaha, Nebraska leased facility consists of approximately 610 square feet. The facility is used for field support. The lease term commenced on September 1, 1997 and continues for a period of two years.

        ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information regarding the beneficial ownership, as of March 31, 1998, of (i) each person known to the Company to own beneficially more than 5% of the Common Stock, (ii) each Director of the Company, (iii) each of the Company's Executive Officers, and (iv) all Officers and Directors as a group. Except as otherwise noted, the Company believes that the persons listed below have sole investment and voting power with respect to the Common Stock owned by them.




    NAME                                       SHARES                   PERCENT OF CLASS
                                          BENEFICIALLY OWNED (1)
David H. Brown (2)                              1,310,067                    7.1%
Howard Van Pelt (3)                               941,469(4)                 5.1
Clinton H. Rickards(2)                            921,019(5)                 5.0
Larry Ensminger (3)                               402,835(5)                 2.2
Maurice E. Sokulski(3)                            215,000(6)                 1.6
Robert Urosevich(3)                               160,000(7)                   *
George Cobbe (3)                                  100,000(6)                   *
Nicholas Glass (2)                                 50,000(5)                   *
All Directors and Officers as a group           4,100,390(8)                22.2%

* less than 1%

(1) A person is deemed to be the beneficial owner of securities that can be acquired by that person within 60 days from the date of this Registration Statement upon exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by that person and that are exercisable within 60 days from the date of this Registration Statement have been exercised.

(2) The address of the shareholder is 1562 Rand Avenue, Vancouver, British Columbia, Canada V6P 3G2.


(3) The address of the shareholder is 1611 Wilmeth Road, McKinney, Texas 75069.

(4) Includes options for 50,000 shares which are currently exercisable at C$1.25 per share and 9,380 shares owned by Mr. Van Pelt's wife (as to which he disclaims beneficial ownership). The options have been issued subject to Toronto Stock Exchange and shareholder approval.

(5) Includes options, for 50,000 shares which are currently exercisable at C$1.25 per share, subject to shareholder approval, and, as Messrs. Rickards and Glass, Toronto Stock Exchange approval.

(6) Includes options issued subject to Toronto Stock Exchange and shareholder approval, for 100,000 shares which are currently exercisable at C$1.25 per share

(7) Includes options for 120,000 shares which are currently exercisable at C$1.25 per share.

(8) Includes options for 520,000 shares which are currently exercisable at C$1.25 per share.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

EXECUTIVE OFFICERS AND DIRECTORS

         The Executive Officers and Directors of the Company are as follows:


David H. Brown                     69            Chairman of the Board, Director

Howard T. Van Pelt                 56            President, Chief Financial Officer of
                                                 Registrant and of Global USA, Director


Clinton H. Rickards                50            Vice President for Canada Sales and
                                                 Stockholder Relations, Director


Larry Ensminger                    59            Vice President of Operations


Maurice E. Sokulski                54            Treasurer, Controller


Robert Urosevich                   50            Vice President for Sales/Marketing/New Business


George Cobbe                       60            Director


Nicholas Glass                     53            Director




David H. Brown has been a Director of the Company since 1991 and its Chairman of the Board since 1993. At his retirement in 1989, Mr. Brown was vice chairman of the investment firm Burns Fry Limited, Toronto, Ontario, Canada. Mr. Brown holds a bachelor of science degree from Concordia University, and a master of business administration from Harvard University.

Howard T. Van Pelt has been President and Chief Financial Officer of the Company since 1993 and of Global USA since 1991, and has been a Director since 1991. In 1970, he became a regional marketing manager for Computer Election Systems Inc., an election voting machine company, and was regional manager, Southern division, of that company when it was sold in 1981 to Hale Bros. From 1964 to 1968, Mr. Van Pelt was a marketing representative for IBM Corporation, and from 1968 to 1970, he was a registered representative for Rauscher Pierce Securities. Mr. Van Pelt attended the University of New Mexico from 1960 to 1964 and the New York Institute of Finance in 1968.

Clinton H. Rickards has been the Company's Vice President for Canada Sales and Stockholder Relations since 1993, and a Director since 1991. He has been in the computer industry for almost 30 years. In 1980, he, together with partners he subsequently bought out, founded the private computer company NAPT. This company began the development of the ES-2000, the Company's signature product, in 1986.

Larry Ensminger has been the Company's Vice President of Operations since 1997. From 1993 to 1997, he was the manager of sales and operations, and from 1991 to 1993, he was a sales representative, for the Company. Mr. Ensminger holds an Associate of Arts degree in education from Dodge City Community College, and a Bachelor of Science and a Master of Science in engineering from Kansas State College.

Maurice E. Sokulski has been Treasurer of the Company since 1994, Controller since 1996, and served as a Director of the Company from 1996 to 1997. From 1993 to 1994, he was controller of Northcoast Building Products Ltd., a British Columbia distributor of lumber products. In 1992, he was controller for Adagio Enterprises Ltd., a British Columbia manufacturer and distributor of lingerie. He is a chartered accountant and holds a bachelor of commerce degree from the University of Alberta.

Robert Urosevich has been the Company's Vice President for Sales/Marketing/ Business Development since August 1997. From 1995 to 1997, he was president of I-Mark Systems, Inc., which was acquired by the Company in 1997. From 1994 to 1995, he was president of DATA Duplicating, Inc. Mr. Urosevich attended Coe College from 1966 to 1970.

George Cobbe has been a Director of the Company since 1997. Mr. Cobbe has worked in various marketing and executive capacities for Hewlett-Packard Company since 1961. Since 1993, he has been general manager and director of North American Field Operations for Hewlett-Packard Company, and, since 1995, a vice president of that company. Mr. Cobbe holds a bachelor of science degree in electrical engineering from Stanford University.

Nicholas Glass has been a Director of the Company since 1997. Mr. Glass is a member of the Bar of British Columbia, and of England and Wales, and currently practices in the field of labor relations as a mediator and arbitrator. He is a director of CTI Conservation Technologies, a private British Columbia company in the business of powerline carrier communications, is an advisor to the board of directors of Q-Media Software Corporation, a public company traded on the Toronto Stock Exchange which is a manufacturer and distributor to the software industry, and is a director of Belvedere Resources, a public company traded on the Vancouver Stock Exchange which owns mineral rights in Finland. From 1992 to 1996, Mr. Glass was a director of Tradepoint Investment Exchange, a public company traded on AIM in London and the Vancouver Stock Exchange which has started a new electronic stock exchange based in London. From 1972 to 1990, he was a civil trial lawyer at the firm of Swinton and Company in Vancouver. Mr. Glass holds a Master of Arts degree from Trinity College, Oxford University.

No Director or Executive Officer of the Company is related to any other by blood or marriage.

ITEM 6.  EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS. The following table sets forth an overview of compensation for the fiscal years ended June 30, 1997 (as short fiscal year), and December 31, 1996, and 1995 to the Company's Chief Executive Officer and each of the Company's other Executive Officers whose total compensation exceeded $100,000.

                           SUMMARY COMPENSATION TABLE




Name and Principal Position  Annual Compensation              Long-Term           All Other
                                                             Compensation       Compensation
                             Salary       Bonus         Restricted  Securities
                                                          Stock       Under-
                                                          Award       lying
                                                                      Option
                                                                     (#Shares)*
Howard T. Van Pelt (1)
   1997                     $ 75,000     $ 65,000          -0-          -0-      $
   1996                      150,000          -0-          -0-          -0-        1,339
   1995                      150,000          -0-          -0-          -0-        1,072
Clinton H. Rickards
   1997                      C68,000      C33,750
   1996                     C147,083          -0-          -0-          -0-          324
   1995                     C150,000                                                 342
Larry Ensminger
   1997(2)                    90,000
   1996                       90,000
   1995                       90,000
Maurice E. Sokulski
   1997(3)                    27,324
   1996                       50,000
   1995                       50,000
Robert Urosevich
   1997(4)                   115,000
   1996
   1995
Robert W. Ross,Jr.(5)
   1997                       29,938
   1996                      135,000          -0-          -0-          -0-        5,192
   1995                      135,000          -0-          -0-          -0-        4,009

* For information on performance share options granted to certain Directors, officers and employees in November 1991, amended as to term in December 1996, see "Item 7. Certain Relationships and Related Transactions."

(1) Effective August 1, 1997, Mr. Van Pelt's salary was adjusted to $180,000 per year.

(2) Effective August 1, 1998, Mr. Ensminger's salary was adjusted to $96,000 per year.

(3) Effective July 1, 1997, Mr. Sokulski's salary was adjusted to $75,000 per year.

(4) Effective August 1, 1997, Mr. Urosevich's salary was adjusted to $115,000 per year.

(5) Mr. Ross resigned from his position as Vice President, U.S., for Manufacturing Operations in December, 1996.

         Robert W. Ross, Jr., a former Director, received c$41,330 in FY1997, c$191,152 in FY 1996, and c$190,804 in FY1995 in consulting fees from the Company.

         The Company granted no options for Common Stock and made no awards under long-term incentive plans to named Executive Officers during the fiscal year ended June 30, 1997 (a short fiscal year), or during the previous fiscal year ended December 31, 1996. See Item 4. Security Ownership of Certain Beneficial Owners and Management.

         The following table sets out information with respect to stock options held by Executive Officers and option values as of June 30, 1997, the end of the fiscal year. Exercisable options are indicated by an "E"; unexercisable options are indicated by a "U".




                                                                                            Value of
                                                                                           Unexercised
                                                                     Shares Underlying    In-The-Money
                           Shares Acquired on                          Unexercised         Options at
Name                          Exercise              Value Realized  Options at 6/30/97      6/30/97
----                       ------------------       --------------  ------------------   ---------------
Howard Van Pelt                   -0-                     -0-              -0-                 -0-
Clinton Rickards                  -0-                     -0-              -0-                 -0-
Robert Ross, Jr.(1)               -0-                     -0-              -0-                 -0-


(1)  Resigned in December, 1996.

COMPENSATION OF DIRECTORS. Non-employee Directors, with the exception of Mr. Brown, are not paid cash compensation for their service. Expenses incurred in connection with attending Board and committee meetings were in fiscal 1997 and are reimbursed. Mr. Brown, as Chairman of the Board, receives, and received in the last fiscal year, a fee of C$50,000. Directors Cobbe and Glass, who joined the Board after the end of the last fiscal year, each received options for Common Stock in connection with their agreement to serve. Option agreements relating to these options have not been executed, pending Toronto Stock Exchange and shareholder approval. See Item 4. Security Ownership of Certain Beneficial Owners and Management. The Company has no other Director compensation plans in place, but is considering cash compensation payments to its other non-employee Board Members.

EMPLOYMENT AGREEMENTS

         The Company has a three-year employment agreement dated August 1, 1997 with its President, Mr. Van Pelt under which he is paid a salary of $180,000 per year and a bonus of 3% of earnings not to exceed $200,000. The employment agreement also provides that Mr. Van Pelt's employment may be terminated only for cause and that upon termination for other than criminal behavior, the Company will pay a severance benefit equal to six months base salary at the time of termination.

         Under a two-year employment agreement dated September 30, 1996, the Company pays its Vice President of Sales for Canada and Stockholder Relations, Mr. Rickards, an annual salary of C$136,000 plus a bonus of 3% of Canadian sales and 1% of the pre-tax earnings, net of the Canadian gross profit. The agreement may be terminated for cause or not for cause upon six months' notice by either party.

         The Company has no compensatory plan or arrangement for its Executive Officers with respect to their termination of employment or a change in control of the Company other than as set out in their respective employment agreements.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In addition to the employment arrangements discussed under Item 6. Executive Compensation, the Company employs

Larry Ensminger, its Vice President of Operations, at a salary of $96,000 per year. Until the beginning of the current fiscal year, the Company paid Mr. Ensminger a salary of $90,000 per year. The Company employs its Treasurer, Maurice E. Sokulski, at a salary of $75,000 per year; for the previous three fiscal years, the Company paid Mr. Sokulski a salary in the amount of C$75,000. Robert Urosevich, the Company's Vice President for Sales/Marketing/New Business since August 1997, is paid a salary of $115,000 per year pursuant to a three year employment contract which commenced in August of 1997.

         Until May 1998, when the lease was terminated by agreement of the parties and payment by the Company of a $29,000 termination fee, the Company leased from Robert W. Ross, Jr., a former Director and Vice President who resigned in December 1996, the Company's former manufacturing facility in Honeoye Falls, New York.

         The Company also leased office space from a company controlled by Howard Van Pelt, a Director. During the fiscal years ended June 30, 1997 and December 31, 1996 and 1995, the Company paid rent in the amount of $18,530.

         By an agreement dated November 22, 1991, the Company reserved for issuance 4,150,000 treasury shares for issuance as "performance shares". These shares were to be issued at $0.08 per share, and, upon issuance, were to be held in escrow and released to specified employees on the basis of "cumulative cash flow". Two of the original allotees ceased to be employees of the Company and, therefore, were no longer eligible for performance shares. Their 270,000 share allotment was canceled, leaving a balance of 3,880,000 reserved for issuance. During 1996, the Directors resolved to cancel 1,142,000 of the allotted but unissued performance shares and to extend the earn-out period on the remaining 2,738,000 performance shares from January 17, 1997 to January 17, 2000. The Directors' resolution was subsequently approved by shareholders and regulatory authorities. On December 6, 1996, the Company entered into an Amended and Restated Performance Shares Allotment Agreement with respect to the remaining shares which extended the earn-out time from January 17, 1997 to January 17, 2000, but retained the earn-out requirements of the earlier agreement. Those requirements provided that performance shares would have to be earned out on the basis of one performance share for every C$0.7975 cumulative cash flow. The following Directors and Officers were awarded the following performance shares, subject to the escrow terms: Howard Van Pelt, 2,187,581; David H. Brown, 88,208; and Clinton H. Rickards, 282,267. Subsequent to the end of the last fiscal year, in January 1998, the performance shares were earned, purchased and released from escrow. Of Mr. Van Pelt's allotment, 1,305,492 were issued to other employees, leaving him a balance of 882,089 shares.


ITEM 8.  DESCRIPTION OF SECURITIES

GENERAL

         The authorized capital stock of the Company consists of 100,000,000 common shares without par value ("Common Shares") and 20,000,000 convertible voting preferred shares without par value ("Preferred Shares").

COMMON SHARES

         As of March 31, 1998, 18,457,440 Common Shares were issued and outstanding. All of the authorized Common Shares are of the same class and rank equally as to dividends, voting powers and participation in assets. Holders of Common Shares are entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the registered holders thereof at meetings of shareholders.

         Holders of Common Shares do not have any pre-emptive rights or rights to subscribe for additional shares of the Company. Pursuant to the Articles of the Company, the Company may, by a resolution of its Directors and in compliance with the Company Act (British Columbia) ("Company Act"), purchase any of the Common Shares at a price and upon the terms specified in that resolution. The

Common Shares are not redeemable and there are no sinking fund provisions.


PREFERRED SHARES

         The Preferred Shares may be issued at any time and from time to time in one or more series. The Directors may, by resolution, alter the Memorandum of the Company to fix the number of Preferred Shares in, and to determine the designation of Preferred Shares of, that series and alter the Memorandum or Articles to create, define and attach special rights and restrictions to the Preferred Shares of that series relating only to the conversion of those Preferred Shares into Common Shares of the Company. The Company currently has no Preferred Shares outstanding and the Directors have not yet designated any series thereof. The Company has no present plan to issue any Preferred Shares. Each Preferred Share held is entitled to one vote, in person or by proxy, at all general meetings of the Company.

         Holders of Preferred Shares are entitled, on the distribution of assets of the Company upon liquidation, dissolution or winding-up of the Company or on any other distribution of assets of the Company among its members for the purpose of winding up its affairs, to receive before any distribution to holders of Common Shares or any other shares of the Company ranking junior to the Preferred Shares with respect to repayment of capital, the amount paid up with respect to each Preferred Share held by them. After payment to holders of Preferred Shares of the amounts so payable to them, they are not entitled to share in any further distribution of the property or assets of the Company.

         No dividends may be paid to the holders of Common Shares or to holders of other shares of the Company ranking junior to the Preferred Shares unless the Directors have previously declared that the holders of the Preferred Shares are entitled to receive dividends in an amount per Preferred Share equal to or greater than any dividend per Common Share which may be paid to the holders of the Common Shares.

         No Preferred Shares which are to be convertible into Common Shares may be allocated or issued without the Company first obtaining the written consent of the Toronto Stock Exchange or any other stock exchange on which the securities of the Company are traded.

         The Preferred Shares are not redeemable and there are no sinking fund provisions.


CERTAIN PROVISIONS OF THE BRITISH COLUMBIA COMPANY ACT

         The Company Act provides that shareholders are entitled to dissent in respect of certain actions proposed to be taken by the Company. If the Company proposes to:

                  (a) continue out of the jurisdiction of the Company Act;

                  (b) offer financial assistance for the purpose of purchasing shares or convertible debt obligations of the Company or on the security of a pledge of or charge on shares of the Company given by that person to the Company, or in any other case, unless there are reasonable grounds for believing that, or the Directors are of the opinion that, the giving of financial assistance is in the best interests of the Company;

                  (c) sell, lease or otherwise dispose of the whole or substantially the whole of the Company's undertaking;

                  (d) alter its Memorandum by altering any restriction on the business carried on or to be carried on by the Company or on its powers;

                  (e) convert from a specially limited company(as defined in Section 243 of the Company Act;

                  (f) amalgamate with another corporation; or

                  (g) transfer or sell the whole or part of its business or property to another company when it is being wound-up and for that transfer or sale, the members of the

Company receive shares, debentures or other similar interests from the other company, or instead or in addition to cash, shares, debentures or other similar interests, have the right to participate in profits of or receive any other benefit from the other company;

a shareholder may exercise a right of dissent and is entitled to be paid the fair value of the shareholder's shares as of the day before the date on which the shareholders' resolution approving the transaction was passed.

         The Company Act further provides that Directors must not sell, lease or otherwise dispose of the whole or substantially the whole of the undertaking of the Company unless they have the approval of the members by a resolution passed by a majority of not less than three-quarters of the votes cast by those members of the Company voting at a general meeting.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         There are no governmental laws, decrees or regulations in Canada or the Province of British Columbia that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities, other than withholding tax on dividend payments, as described below under the heading "Taxation".

         Except as provided in the Investment Canada Act (the "Investment Act") and the British Columbia Company Act (the "Company Act"), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the Common Shares.

         The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or government agency, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to

Canada. An investment in Common Shares by a non-Canadian (other than an "American" as defined in the Investment Act) will be reviewable under the Investment Act if it is an investment to acquire control of the Company and the value of the assets of the company is then $5 million or more. A non-Canadian will be deemed to acquire control of the Company for the purposes of the Investment Act if he or she acquires a majority of the outstanding Common Shares. A non-Canadian will be presumed to acquire control of the Company if he acquires more than one-third (but less than a majority) of the outstanding Common Shares, unless it can be established that, on the acquisition, the Company is not controlled in fact by the non-Canadian through the ownership of such shares. A non-Canadian will be deemed not to acquire control if he or she acquires less than one-third of the outstanding Common Shares.

         The Investment Act was amended with the Canada-United States Free Trade Agreement to provide for special review thresholds for "Americans", as defined in the Investment Act. The definition of American includes American-controlled entities, as defined in the Investment Act. Under the Investment Act, as amended, an investment in the Common Shares by an American will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "Review Threshold"), which increases in stages. The Review Threshold is adjusted annually each year after 1992 to be equivalent to $150 million in constant 1992 dollars (calculated as prescribed in the Investment Act).

         If a non-Canadian acquires control of the Company by the acquisition of Common Shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the government and to provide certain basic information relating to the investment. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the government considers it to be in the public interest to do so, then the government may give a notice in writing within 21 days requiring the investment to be reviewed.

         For non-Canadians (other than Americans, as defined in the Investment
Act), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then $50 million or more. This requirement does not apply to an American, as defined in the Investment Act.

         As a company incorporated under, and governed by, the provisions of the Company Act, the Company is required to have at least one director resident in the Province of British Columbia and a majority of directors must be residents of Canada. Accordingly, the ability of shareholders to elect directors is constrained to the extent that the board of directors of the Company must at all times meet these requirements.


CANADIAN TAXATION OF UNITED STATES PERSONS


         The following is a summary of the principal Canadian federal income tax considerations generally applicable to the purchase, disposition and ownership of Common Shares of the Company by residents and citizens of the United States and is not a complete analysis or listing of all possible tax consequences of such purchase, disposition or ownership. Nor does this summary deal with all aspects of Canadian federal taxation that may be relevant to particular investors. This summary is general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular person. Holders of Common Shares should seek independent advice from their own tax advisors as to the income tax consequences to them having regard to their particular circumstances.

         The following summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA") and the regulations thereunder publicly released by the Minister of Finance as of the date hereof. Except for the foregoing, this summary does not take into account or anticipate changes in the law or the administrative or assessing practices of Revenue Canada, Taxation and all proposed amendments to the ITA and the regulations thereunder publicly released by the Minister of Finance as of the date hereof. Except for the foregoing, this summary does not take into account or anticipate changes in the law or the administrative or assessing practices of Revenue Canada, Taxation whether by legislative, governmental, or judicial action and does not take into account or anticipate provincial, territorial or foreign tax considerations.

         This summary relates to the principal Canadian federal income tax considerations under the ITA generally applicable to holders of Common Shares who, for purposes of the ITA, are not and will not be or be deemed to be resident in Canada at any time while they hold Common Shares, deal at an arm's length with the Company, will hold their Common Shares as capital property and do not use or hold, and or not deemed under the ITA to use or hold their Common Shares in, or in the course of carrying on a business in Canada.

         A holder who is not resident in Canada for purposes of the ITA will generally not be subject to tax under the ITA in respect of any capital gain or capital loss realized on the disposition of a Common Share unless such share is "taxable Canadian property" for purposes of the ITA and the holder is not entitled to relief under an applicable tax treaty between Canada and the holder's jurisdiction of residence. A Common Share will be "taxable Canadian property" of the holder, if, at any time during the five year period immediately preceding the disposition of the Common Share, not less than 25% of the issued shares of any class or series of the Company belongs to the holder, to persons with whom the holder did not deal at arm's length or a combination thereof. In addition, the Canada-United States Income Tax Convention (1980) (the "Treaty") will generally exempt a holder who is resident of the United States for purposes of the Treaty from income tax in respect of a disposition of Common Shares provided the value of the shares of the Company is not derived principally from real property (including resource property) situated in Canada and provided such holder does not have and has not had within the twelve month period preceding the disposition a permanent establishment or fixed base available to such holder in Canada.

         In general, a holder who receives a dividend in respect of a Common Share will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend (computed in Canadian dollars), unless such rate is reduced under the provisions of a tax treaty between Canada and the holder's jurisdiction of residence. Under the Treaty, the rate of withholding tax on dividends payable to U.S. resident individuals is reduced to 15%. The Treaty also reduces the rate of withholding tax to 5% for dividends paid to a company which beneficially owns at least 10% of the voting stock of the Company.

         When a holder dies holding Common Shares, the holder will be deemed for Canadian tax purposes to have disposed of those Common Shares for an amount equal to the fair market value thereof immediately before the holder's death and will be subject to the tax treatment with respect to dispositions described above. Any person who acquires those Common Shares as a consequence of the death of such holder will be deemed to have acquired such shares for the fair market value at that time. There is currently no Canadian federal estate tax.



                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         The Company's Common Stock is traded on the Toronto Stock Exchange under the symbol "GSM". The following table sets forth for the periods indicated the high and low closing prices of the Company's Common Stock as reported by the Toronto Stock Exchange, in Canadian funds.




                                                       HIGH             LOW
                                                       ----             ---
Fiscal Year 1996
         Quarter ended March 31, 1996                $ 1.15             0.82
         Quarter ended June 30, 1996                   1.09             0.74
         Quarter ended September 30, 1996              0.93             0.61
         Quarter ended December 31, 1996               0.85             0.55
Fiscal Year 1997(as short year)
         Quarter ended March 31, 1997                  0.70             0.51
         Quarter ended June 30, 1997                   0.68             0.50
Fiscal Year 1998
         Quarter ended September 30, 1997              1.50             0.45
         Quarter ended December 31, 1997               2.15             1.38
         Quarter ended March 31, 1998                  2.05             1.35

         The last sale price of the Company's Common Stock on September 15, 1998 as reported on the Toronto [Canada] Stock Exchange was C$2.60 per share. As of March 31, 1998, there were approximately 705 holders of record of the Company's Common Stock, of whom approximately 72.1% were in the United States. At that date, approximately 29.8% of the outstanding 18,457,440 shares of Common Stock was held in the United States.


         Since its inception, the Company has not paid cash dividends on its Common Stock. The Company intends to retain future earnings, if any, to provide funds for business operations and, accordingly, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS


         On August 21, 1998, ES&S filed a suit against Global USA in the
United States District Court for the District of Nebraska. The suit alleges that Global USA has infringed ES&S's U.S. Patent No. 5,583,329, which covers a direct recording electronic voting machine and voting process ("ES&S
Patent"). ES&S has asked for treble monetary damages to be proven at time of trial, declaratory judgment stating that Global USA's products and technology infringe the ES&S Patent, and injunctive relief. Based upon an opinion of patent counsel obtained when the Company acquired assets of I-Mark in 1997, Global USA answered by affirmatively stating that its products and technology do not infringe the ES&S Patent. Global USA intends to defend vigorously against the suit. Except for the ES&S lawsuit, the Registrant is not a party to any material pending legal proceedings and is not aware of any proceeding that a governmental authority is contemplating.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         During the Registrant's two most recent fiscal years or any later interim period, the Registrant's principal independent accountants were Staley, Okada, Chandler & Scott, Chartered Accountants, Burnaby, British Columbia, Canada, and that firm is currently retained in that capacity.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES


         Since July 31, 1995, the Registrant has issued the following securities without registration under the Securities Act of 1933, pursuant to exemptions from registration under that Act:








DATE                ISSUANCE                                                                EXEMPTION RELIED UPON

11/22/96            400,000 shares issued to Clinton Richards upon exercise of              Issued under Canadian
                    options                                                                 law

11/22/96            100,000 shares issued to David Brown upon exercise of options           Issued under Canadian
                                                                                            law

7/31/97             1,000,000 shares of Common Stock to I-Mark Systems, Inc. in the         Section 4(2):  Pur-
                    acquisition of the assets of I-Mark Systems, Inc., a Nebraska           chaser had access to
                    corporation.                                                            all information
                                                                                            needed to make an
                                                                                            investment decision
                                                                                            through its due dili-
                                                                                            gence in the acquisi-
                                                                                            tion.

1/16/98             2,738,000 performance shares to Directors, Officers and                 Issued under Canadian
                    selected employees, as approved by the Toronto Stock Exchange           law

8/22/97             Options for 1,145,000 shares issued to 26 employees, including          Issued under Canadian
                    officers                                                                law and, as to
                                                                                            U.S. residents, Rule
                                                                                            701.

12/17/97            Options for 50,000 shares issued to Nicholas Glass, a Director          Issued under Canadian
                                                                                            law

2/13/98             Options for 100,000 shares issued to George Cobbe, a Director           Issued under Canadian
                                                                                            law

3/31/98             Warrants for 166,667 shares issued to David Ross and Victoria           Issued under Canadian
                    Ross                                                                    law



ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company is incorporated pursuant to the Company Act of British Columbia, Canada. Section 128 of the Company Act permits the Company, with the approval of the Supreme Court of British Columbia, to indemnify a person who is a Director, or former Director of the Company against all costs, charges and expenses, including (i) an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by the person, (ii) an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which the person is made a party because of having been a Director of the Company,
(iii) an action brought by the Company, if the person acted honestly and in good faith with a view to the best interests of the Company, and, in the case of a criminal or administrative action or proceeding, the person had reasonable grounds for believing that the person's conduct was lawful. Part 20 of the Company's Articles embodies the statutory provisions and also provides for indemnification of officers, employees and agents of the Company, as well as for the purchase of insurance for the persons indemnified.

         Article XI of the Certificate of Incorporation of Global USA provides for limitation of director liability and for indemnification of directors, officers and employees of the corporation. This limitation and indemnification is in addition to that provided under the laws of British Columbia for Directors and Officers of the Company and benefits persons serving Global USA, whether or not they also serve the Company. The directors of Global USA are the same persons who are Directors of the Company. A Global USA director will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for breach of the duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, liability under Section 174 of the Delaware General Corporation Law, or for any transaction from which the Director derives improper personal benefit. The Article also provides that changes in Delaware law further eliminating or limiting liability of Directors will be automatically applied to directors of the corporation.

         Article XI provides for indemnification of and the purchase of insurance covering directors, officers and employees of Global USA and to those serving in another entity at the request of the corporation to the fullest extent allowed by law. Indemnification includes expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, and may be paid in advance of final disposition of an action, suit or proceeding. It does not limit other rights to which any person seeking indemnification from the corporation may be entitled under an agreement, vote of stockholders or disinterested directors, or otherwise.

         The Company also maintains a claims made Directors, Officers and Corporate Liability Policy in the aggregate amount of $5 million.




                                     PART FS


The following Consolidated Financial Statements of the Registrant are included:



Audited:
Consolidated Balance Sheet as at 30 June 1997, and 31 December 1996 and 1995. Consolidated Statement of Changes in Shareholders' Equity
Consolidated Statement of Income (Loss) for the Six Months Ended 30 June 1997
          and the Years Ended 31 December 1996, 1995 and 1994
Consolidated Statement of Cash Flows for the Six Months Ended 30 June 1997, and
          the Years Ended 31 December 1996, 1995 and 1994
Notes to Consolidated Financial Statements



Unaudited:



Interim Consolidated Balance Sheet as at 31 March 1998
Interim Consolidated Statement of Changes in Shareholders' Equity
Interim Consolidated Statement of Income for the Nine Months Ended 31 March 1998 Interim Consolidated Statement of Cash Flow for the Nine Months Ended 31 March 1998
Notes to Interim Consolidated Financial Statements

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

         Exhibits to this Form 10-SB are as follows:


EXHIBIT


2(1) Memorandum and Articles of Incorporation, as amended.*

3    Instruments Defining the Rights of Security Holders *

3(1) Parts 7, 10, 12 and 27 of the Registrant's Memorandum and Articles of
     Incorporation, as amended, set forth in Exhibit 2(1) *


6    Material Contracts


6(1)(i)    Employment Agreement with Howard Van Pelt dated August 1, 1997 *

    (ii)   Employment Agreement, dated October 1, 1996, with Clinton H.
           Richards*

    (iii)  Employment Agreement with Robert J. Urosevich dated August 1, 1997*

6(2) Amended and Restated Performance Share Allotment Agreement dated December
     6, 1996 *

6(3)(i)    Lease (Vancouver, British Columbia)*

    (ii)   Lease (McKinney, Texas)*

    (iii)  Lease (Omaha, Nebraska)(to be filed by Amendment)*

6(4) Purchase Agreement between the Registrant and I-Mark Systems, Inc. dated
     July 31, 1997*

6(5) Promissory Notes and associated Accounts Security Agreements and Stock
     Purchase Warrants, all dated March 31, 1998, to each of David Ross and Victoria Ross. Termination of each Promissory Note.*


6(6) Option agreements:


    (i)    Form of Option Agreement with employees*

    (ii)   Option Agreement dated August 22, 1997 between the Company and Howard
           T. Van Pelt*

    (iii)  Employment Agreement with Robert J. Urosevich dated August 1, 1997*

6(2) Amended and Restated Performance Share Allotment Agreement dated December
     6, 1996 *

6(3)(i)    Lease (Vancouver, British Columbia)*

    (ii)   Lease (McKinney, Texas)*

    (iii)  Lease (Omaha, Nebraska)(to be filed by Amendment)*

6(4) Purchase Agreement between the Registrant and I-Mark Systems, Inc. dated
     July 31, 1997*

6(5) Promissory Notes and associated Accounts Security Agreements and Stock
     Purchase Warrants, all dated March 31, 1998, to each of David Ross and Victoria Ross. Termination of each Promissory Note.*

6(6) Option agreements:

    (i)    Form of Option Agreement with employees*

    (ii)   Option Agreement dated August 22, 1997 between the Company and Howard
           T. Van Pelt*

    (iii) Option Agreement dated August 22, 1997 between the Company and Clinton H. Rickards*

    (iv) Option Agreement dated August 22, 1997 between the Company and Larry Ensminger*

    (v) Option Agreement dated August 22, 1997 between the Company and Maurice E. Sokulski*

    (vi) Option Agreement dated August 22, 1997 between the Company and Robert Urosevich*


6(7) Other material agreements


     (i)   Promissory Note to Western Bank Albuquerque for $770,000.*

     (ii)  Promissory Note to Western Bank Albuquerque for $600,000.*

10   Consent of Staley, Okada, Chandler & Scott Chartered Accountants.

13   Form F-X*

*    Incorporated by reference to the Registrant's Form 10-SB filed July 31,
     1998.

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McKinney, State of Texas, on September 17, 1998.


                                Global Election Systems, Inc.



                                By: /s/ HOWARD T. VAN PELT
                                   ---------------------------------------------
                                        Howard T. Van Pelt
                                        President and Chief Executive
                                        Officer

                                POWER OF ATTORNEY


         Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement or amendment thereto has been signed below by the following persons in the capacities and on the dates indicated.





SIGNATURE                            CAPACITY                            DATE

/s/ DAVID H. BROWN*
-------------------------------      Chairman of the Board               9/17/98
David H. Brown                       and Director

/s/ HOWARD T. VAN PELT
--------------------------------     President, Chief Executive          9/17/98
Howard T. Van Pelt                   Officer, Chief Financial Officer
                                     and Director
/s/ CLINTON H. RICKARDS*
--------------------------------     Vice President of Marketing,        9/17/98
Clinton H. Rickards                  Canada, and Stockholder
                                     Relations, and Director
/s/ MAURICE E. SOKULSKI*
-------------------------------      Treasurer, Comptroller              9/17/98
Maurice E. Sokulski

/s/ GEORGE COBBE*
------------------------------       Director                            9/17/98
George Cobbe

/s/ NICHOLAS GLASS*
-----------------------------        Director                            9/17/98
Nicholas Glass




* By: /s/ HOWARD T. VAN PELT
     ------------------------                                            9/17/98
     Attorney-in-fact

                          GLOBAL ELECTION SYSTEMS INC.


                        CONSOLIDATED FINANCIAL STATEMENTS

                                  30 JUNE 1997
                                       and
                            31 DECEMBER 1996 and 1995

                                   U.S. Funds











                         STALEY, OKADA, CHANDLER & SCOTT

                              Chartered Accountants

================================================================================

                  [STALEY, OKADA, CHANDLER & SCOTT LETTERHEAD]

================================================================================


AUDITORS' REPORT

--------------------------------------------------------------------------------



To the Directors of
   Global Election
   Systems Inc.:               We have audited the consolidated balance sheet of
                               Global Election Systems Inc. as at 30 June 1997 and 31 December 1996 and 1995 and the consolidated statements of changes in shareholders' equity, income (loss) and cash flows for the six months ended 30 June 1997 and the years ended 31 December 1996, 1995 and 1994.
                               These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

                               We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

                               In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 30 June 1997 and 31 December 1996 and 1995 and the results of its operations and the changes in its financial position for the six months ended 30 June 1997 and years ended 31 December 1996, 1995 and 1994 in accordance with generally accepted accounting principles in Canada. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.


                                             /s/ STALEY, OKADA, CHANDLER & SCOTT

                               Burnaby, B.C.     STALEY, OKADA, CHANDLER & SCOTT
                               8 August 1997               CHARTERED ACCOUNTANTS

--------------------------------------------------------------------------------

GLOBAL ELECTION SYSTEMS INC.                                         Statement 1

CONSOLIDATED BALANCE SHEET

U.S. Funds




                                                                                      30 JUNE     31 December    31 December
ASSETS                                                                                   1997            1996           1995
                                                                                     (Note 1a)
------------------------------------------------------------------------------------------------------------------------------
CURRENT                                 Cash and short term deposits                  $   77,830     $  479,996     $  309,973
                                        Accounts receivable                            4,762,419      1,220,632      3,586,131
                                        Deposits and prepaid expenses                     54,909         72,961        124,927
                                        Inventory (Note 3)                             1,632,367      1,917,749      1,511,686
                                        Current portion of loans receivable              426,919        478,480        194,209
                                                                                      ----------------------------------------
                                                                                       6,954,444      4,169,818      5,726,926

AGREEMENTS RECEIVABLE (Note 4)                                                           884,510        904,697        722,503

CAPITAL ASSETS (Note 5)                                                                  183,193        214,527        264,259

OTHER ASSETS (Note 6)                                                                    137,286        168,586        231,747
                                        --------------------------------------------------------------------------------------


                                                                                      $8,159,433     $5,457,628     $6,945,435
==============================================================================================================================

LIABILITIES
------------------------------------------------------------------------------------------------------------------------------

CURRENT                                 Bank loan (Note 7)                            $  290,000     $   89,356     $  419,919
                                        Accounts payable and accrued
                                           liabilities                                 1,163,558        939,163      1,037,226
                                        Customer deposits                                 36,219        110,745             --
                                        Deferred revenue                                 324,922         29,785         64,223
                                        Current portion of loans payable                 156,239        155,118             --
                                                                                      ----------------------------------------
                                                                                       1,970,938      1,324,167      1,521,368

LOANS PAYABLE (Note 8)                                                                   212,151        210,629             --
                                        --------------------------------------------------------------------------------------
                                                                                       2,183,089      1,534,796      1,521,368
                                        ======================================================================================

COMMITMENTS (Note 11)

CONTINGENCY (Note 12)


SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------

SHARE CAPITAL (Note 9)                  Authorized:
                                         100,000,000 common voting shares, without par value
                                          20,000,000 convertible voting preferred shares, without par value
                                        Issued and fully paid:
                                          14,689,440 common shares
                                          (1996 - 14,689,440; 1995 - 14,189,440)       9,374,197      9,374,197      9,138,775

DEFICIT - Statement 2                                                                 (3,397,853)    (5,451,365)    (3,714,708)
                                                                                      ----------------------------------------
                                                                                       5,976,344      3,992,832      5,424,067
                                        --------------------------------------------------------------------------------------
                                                                                      $8,159,433     $5,457,628     $6,945,435
==============================================================================================================================



ON BEHALF OF THE BOARD:

/s/ ILLEGIBLE                , Director
-----------------------------

/s/ ILLEGIBLE                , Director
-----------------------------




                           - See Accompanying Notes -

GLOBAL ELECTION SYSTEMS INC.                                         Statement 2

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. Funds




                                                                          Common Shares
                                                                       Shares         Amount          Deficit           Total
================================================================================================================================
Balance - 31 December 1993                                           13,527,237     $ 8,419,336     $(1,164,452)     $ 7,254,884

   Issuance of shares for name and operating assets of
     Lynro Manufacturing Corporation ($1.74 per share)                  250,000         434,626              --          434,626

   Issuance of shares for expenses ($0.83 per share)                     58,334          48,594              --           48,594

   Issuance of shares on exercise of options ($0.48 per share)           50,000          23,904              --           23,904

   Loss for the year - Statement 3                                           --              --      (1,508,214)      (1,508,214)
                                                                     -----------------------------------------------------------


Balance - 31 December 1994                                           13,885,571       8,926,460      (2,672,666)       6,253,794

   Issuance of shares on exercise of warrants ($0.77 per share)         203,869         156,538              --          156,538

   Issuance of shares on exercise of options ($0.56 per share)          100,000          55,777              --           55,777

   Loss for the year - Statement 3                                           --              --      (1,042,042)      (1,042,042)
                                                                     -----------------------------------------------------------


Balance - 31 December 1995                                           14,189,440       9,138,775      (3,714,708)       5,424,067

   Issuance of shares on exercise of options ($0.47 per share)          500,000         235,422              --          235,422

   Loss for the year - Statement 3                                           --              --      (1,736,657)      (1,736,657)
                                                                     -----------------------------------------------------------


Balance - 31 December 1996                                           14,689,440       9,374,197      (5,451,365)       3,922,832

   Net income for the period - Statement 3                                   --              --       2,053,512        2,053,512
                                                                     -----------------------------------------------------------


Balance - 30 June 1997 (Note 1a)                                     14,689,440     $ 9,374,197     $(3,397,853)     $ 5,976,344
================================================================================================================================






                           - See Accompanying Notes -

GLOBAL ELECTION SYSTEMS INC.                                         Statement 3

CONSOLIDATED STATEMENT OF INCOME (LOSS)

U.S. Funds



                                                                 SIX MONTHS             Year              Year              Year
                                                                      ENDED            Ended             Ended             Ended
                                                                    30 JUNE      31 December       31 December       31 December
                                                                       1997             1996              1995              1994
                                                                  (Note 1a)
================================================================================================================================
REVENUES      Sales and operating income (Note 15)             $  6,758,954     $  6,041,173      $  5,961,586      $  4,519,457
              Other income                                           51,496           66,606            34,834            57,420
                                                               -----------------------------------------------------------------
                                                                  6,810,450        6,107,779         5,996,420         4,576,877
              ------------------------------------------------------------------------------------------------------------------


COSTS AND EXPENSES
              Cost of sales and operating expenses                2,815,680        4,216,805         2,757,247         2,423,255
              Selling, administrative and general
                expenses                                          1,655,250        2,969,256         2,650,174         2,544,553
              Research and development expenses                     184,414          451,113           674,144           464,616
              Amortization                                           70,472          135,140           183,857           169,853
              Interest                                               27,845           71,166             7,044             1,320
              Loss on write-down of capital lease
                receivable                                               --               --           550,735           414,175
              Settlement of lawsuit and related legal
                costs                                                    --               --           202,138             6,422
              Other expenses                                          3,277              956            13,123            60,897
                                                               -----------------------------------------------------------------
                                                                  4,756,938        7,844,436         7,038,462         6,085,091
              ------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) FOR THE PERIOD                               $  2,053,512     $ (1,736,657)     $ (1,042,042)     $ (1,508,214)
================================================================================================================================


EARNINGS (LOSS) PER SHARE
              Basic                                            $       0.14     $      (0.12)     $      (0.07)     $      (0.11)
              Fully diluted                                            0.12              N/A               N/A               N/A
================================================================================================================================


WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING                                             14,689,440       14,242,865        14,104,530        13,850,090
================================================================================================================================







                           - See Accompanying Notes -

GLOBAL ELECTION SYSTEMS INC.                                         Statement 4

CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Funds



                                                              SIX MONTHS             Year             Year             Year
                                                                   ENDED            Ended            Ended            Ended
                                                                 30 JUNE      31 December      31 December      31 December
                                                                    1997             1996             1995             1994
                                                                (Note 1a)
===========================================================================================================================
OPERATING ACTIVITIES
              Net income (loss) for the period               $ 2,053,512      $(1,736,657)     $(1,042,042)     $(1,508,214)
              Item not affecting cash
                Amortization                                      70,472          135,140          183,857          169,853
                                                             --------------------------------------------------------------
                                                               2,123,984       (1,601,517)        (858,185)      (1,338,361)
              Changes in non-cash working capital
                Accounts receivable                           (3,541,787)       2,365,499       (1,247,551)       1,344,585
                Deposits and prepaid expenses                     18,052           51,966           25,913         (113,232)
                Inventory                                        285,382         (406,063)         566,588         (747,094)
                Accounts payable and accrued liabilities         224,395          (98,063)         400,274          161,164
                Customer deposits                                (74,526)         110,745               --               --
                Deferred revenue                                 295,137          (34,438)           1,973           (5,722)
                                                             --------------------------------------------------------------
                                                                (669,363)         388,129       (1,110,988)        (698,660)
                -----------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
              Capital assets acquired                             (8,032)         (22,247)         (88,406)        (136,830)
              Proceeds on sale of capital assets                     194               --               --           15,090
              Agreements receivable                               71,748         (466,465)         (37,739)        (878,973)
                                                             --------------------------------------------------------------
                                                                  63,910         (488,712)        (126,145)      (1,000,713)
                -----------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
              Bank loan                                          200,644         (330,563)         419,919               --
              Loans payable                                        2,643          365,747               --         (822,029)
              Common shares issued                                    --          235,422          212,315          507,124
                                                             --------------------------------------------------------------
                                                                 203,287          270,606          632,234         (314,905)
                -----------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH                                 (402,166)         170,023         (604,899)      (2,014,278)
              Cash position - Beginning of period                479,996          309,973          914,872        2,929,150
                -----------------------------------------------------------------------------------------------------------

CASH POSITION  - END OF PERIOD                               $    77,830      $   479,996      $   309,973      $   914,872
===========================================================================================================================






                           - See Accompanying Notes -

GLOBAL ELECTION SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 1997 AND 31 DECEMBER 1996 AND 1995
U.S. Funds

--------------------------------------------------------------------------------

1.   SIGNIFICANT ACCOUNTING
        POLICIES These financial statements have been prepared using generally accepted accounting principles of Canada as follows:

                                        a)  PERIOD OF OPERATIONS

                                            The company has adopted a new
                                            year-end of 30 June which results in
                                            a six month period of operations for
                                            the period ended 30 June 1997.

                                        b)  NATURE OF OPERATIONS

                                            The company markets a complete
                                            electronic voting system which
                                            includes vote tally and voter
                                            registration software.

                                        c)  CONSOLIDATION

                                            These financial statements include
                                            the accounts of the company and its
                                            wholly-owned subsidiary, Global
                                            Election Systems, Inc., a company
                                            incorporated in Delaware and
                                            operating in New Mexico, U.S.A. The
                                            purchase method of accounting has
                                            been applied to this acquisition.

                                        d)  FOREIGN CURRENCY TRANSLATION

                                            The accounts of the company were
                                            prepared in Canadian funds through
                                            to 30 June 1997 as follows:

                                            i)   Monetary assets and liabilities
                                                 at year-end rates,
                                            ii)  All other assets and
                                                 liabilities at historical
                                                 rates, and
                                            iii) Revenue and expense
                                                 items at the average rate of
                                                 exchange prevailing during the
                                                 year.

                                            Exchange gains and losses arising
                                            from these transactions were
                                            reflected in income or expense in
                                            the year.

                                            Subsequent to 30 June 1997, the
                                            company adopted the U.S. currency as
                                            its reporting currency and
                                            accordingly, has prepared its
                                            financial statements on that basis.
                                            Accordingly, all prior years'
                                            figures are recast in the U.S.
                                            currency through a "translation of
                                            convenience" whereby all amounts
                                            appearing are restated from Canadian
                                            to U.S. currency using the exchange
                                            rate prevailing at 30 June 1997.

                                        e)  INVENTORY

                                            Inventory of finished goods and
                                            work-in-progress is valued at the
                                            lower of cost and net realizable
                                            value as estimated by management.
                                            Raw materials, which consist of
                                            parts and components, are valued at
                                            average cost less any allowances for
                                            obsolescence. Inventory of goods
                                            taken in trade is valued at the
                                            lesser of trade-in value and net
                                            realizable value as estimated by
                                            management.

                                        f)  AMORTIZATION

                                            Capital assets are recorded at cost
                                            and the company provides for
                                            amortization on the following basis:

                                            Demonstration and computer
                                              equipment - 20% to 30% declining
                                              balance method
                                            Manufacturing equipment - 20%
                                              declining balance method
                                            Furniture and equipment - 20%
                                              declining balance method
                                            Leasehold improvements - straight-
                                              line over 5 years

                                            One-half of the rate is applied in
                                            the year of acquisition.

GLOBAL ELECTION SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 1997 AND 31 DECEMBER 1996 AND 1995
U.S. Funds

--------------------------------------------------------------------------------

1.   SIGNIFICANT ACCOUNTING
        POLICIES - Continued            g)  PATENTS

                                            Patents are recorded at cost and the
                                            company provides for amortization on
                                            a straight-line basis over 10 years.

                                        h)  GOODWILL

                                            Goodwill is recorded at cost and the
                                            company provides for amortization on
                                            a straight-line basis over 5 years.

                                        i)  REVENUE RECOGNITION

                                            Revenue from sales of products and
                                            supplies is recognized at the time
                                            of shipment of products and supplies
                                            to customers. Revenue from sales of
                                            services is recognized on completion
                                            of the related services.

                                            The company defers a portion of
                                            revenue received related to
                                            contracted future services to match
                                            against management's estimate of the
                                            future costs of providing these
                                            services to customers.

                                        j)  WARRANTY RESERVE

                                            Provisions for future estimated
                                            warranty costs are recorded in the
                                            accounts based upon historical
                                            maintenance records. Management
                                            periodically reviews the warranty
                                            reserve to determine the adequacy of
                                            the provision.

                                        k)  RESEARCH AND DEVELOPMENT TAX CREDITS

                                            Research and development tax credits
                                            are applied against research and
                                            development expenses in the period
                                            in which the tax credit is received.

                                        l)  EARNINGS (LOSS) PER SHARE

                                            Basic earnings (loss) per share
                                            computations are based on the
                                            weighted average number of shares
                                            outstanding during the year. Fully
                                            diluted earnings per share are based
                                            on the actual number of shares
                                            outstanding at the end of the year
                                            plus performance shares, and share
                                            purchase options and warrants as if
                                            they had been issued as at the
                                            beginning of the year. Fully diluted
                                            loss per share is not presented for
                                            the comparative years as the effect
                                            of outstanding performance shares,
                                            options and warrants is
                                            anti-dilutive.

--------------------------------------------------------------------------------

2.   FAIR VALUE OF FINANCIAL
       INSTRUMENTS                      The carrying value of cash and short
                                        term deposits, accounts receivable,
                                        deposits, loans receivable, bank loans,
                                        accounts payable and customer deposits
                                        approximates their fair value due to
                                        their short term maturity or capacity of prompt liquidation.

--------------------------------------------------------------------------------

GLOBAL ELECTION SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 1997 AND 31 DECEMBER 1996 AND 1995
U.S. Funds

--------------------------------------------------------------------------------

3. INVENTORY                            Details are as follows:



                                                                                 30 JUNE  31 December   31 December
                                                                                    1997         1996          1995
                                        ---------------------------------------------------------------------------
                                        Supplies                             $   457,707  $   685,308   $   656,178
                                        Work-in-progress                           5,857       52,462        76,540
                                        Trade-in goods                           761,380      146,690       144,927
                                        Finished goods                           407,423    1,033,289       634,041
                                        ---------------------------------------------------------------------------
                                                                             $ 1,632,367  $ 1,917,749   $ 1,511,686
                                        ===========================================================================



--------------------------------------------------------------------------------

4. AGREEMENTS RECEIVABLE                Details of amounts receivable from
                                        customers are as follows:



                                                                                 30 JUNE  31 December   31 December
                                                                                    1997         1996          1995
                               -----------------------------------------------------------------------------------------
                               Sales agreement receivable with interest at 5%
                                 per annum, repayable in 60 equal monthly
                                 payments commencing 15 December 1995,
                                 secured by the underlying goods (i)               $  600,285   $  677,133     $ 839,625
                               Sales agreement receivable with interest at 10%
                                 per annum, commencing 1 June 1997 and due
                                 in full by 31 December 1998                           78,020       77,460        77,087
                               Sales agreement receivable with interest at 5%
                                 per annum commencing 20 November 1996,
                                 repayable at $250,000 on 20 November 1997
                                 and the balance on 20 November 1998 (ii)             500,000      496,414            --
                               Sales agreement receivable with interest at 9%
                                 per annum commencing 25 June 1996,
                                 repayable at $33,646 per annum for
                                 principal and interest on 1 July 1997 to
                                 1 July 2001 (ii)                                     133,124      132,170            --
                               -----------------------------------------------------------------------------------------
                                                                                    1,311,429    1,383,177       916,712
                               Less:  Current portion                                (426,919)    (478,480)     (194,209)
                               -----------------------------------------------------------------------------------------
                                                                                   $  884,510   $  904,697     $ 722,503
                               =========================================================================================




                                        (i)  The sales agreement receivable has
                                             been pledged as security for the
                                             bank loan (Note 7).

                                        (ii) The sales agreement receivable has
                                             been pledged as security for the
                                             related loan payable (Note 8).

                                        Scheduled principal repayments on the
                                        sales agreement receivable are as
                                        follows:



                                        1998                                                           $    426,919
                                        1999                                                                529,301
                                        2000                                                                212,497
                                        2001                                                                108,665
                                        2002                                                                 34,047
                                        ---------------------------------------------------------------------------
                                                                                                       $  1,311,429
                                        ===========================================================================



--------------------------------------------------------------------------------

GLOBAL ELECTION SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 1997 AND 31 DECEMBER 1996 AND 1995
U.S. Funds

--------------------------------------------------------------------------------

5. CAPITAL ASSETS                       Details are as follows:



                                                                                 30 JUNE  31 December   31 December
                                                                                    1997         1996          1995
                                                                Accumulated     NET BOOK     Net Book      Net Book
                                                         Cost  Amortization        VALUE        Value         Value
                      ---------------------------------------------------------------------------------------------
                      Demonstration and
                        computer equipment          $ 323,115     $ 227,988   $   95,127    $ 115,168     $ 138,290
                      Manufacturing equipment         125,703        68,875       56,828       63,619        79,523
                      Furniture and equipment          82,748        52,150       30,598       33,998        42,498
                      Leasehold improvements           11,027        10,387          640        1,742         3,948
                      ---------------------------------------------------------------------------------------------
                                                    $ 542,593     $ 359,400    $ 183,193    $ 214,527     $ 264,259
                      =============================================================================================



--------------------------------------------------------------------------------

6. OTHER ASSETS                         Details are as follows:



                                                                                 30 JUNE  31 December   31 December
                                                                                    1997         1996          1995
                                                                Accumulated     NET BOOK     Net Book      Net Book
                                                         Cost  Amortization        VALUE        Value         Value
                                        ---------------------------------------------------------------------------
                                        Patents     $  144,621   $   79,542   $   65,079   $   72,311    $   86,773
                                        Goodwill       240,689      168,482       72,207       96,275       144,974
                                        ---------------------------------------------------------------------------
                                                     $ 385,310    $ 248,024    $ 137,286    $ 168,586     $ 231,747
                                        ===========================================================================



--------------------------------------------------------------------------------

7. BANK LOAN                            Details are as follows:



                                                                                 30 JUNE  31 December   31 December
                                                                                    1997         1996          1995
                        -------------------------------------------------------------------------------------------
                        Line of credit, bearing interest at bank
                          prime, interest payments due quarterly
                          beginning 16 March 1997, due in full by
                          16 December 1997, secured by the
                          $600,285 loan receivable (Note 4)                    $ 290,000   $   89,356     $ 419,919
                        -------------------------------------------------------------------------------------------



                        The maximum approved line of credit is U.S. $600,000.

--------------------------------------------------------------------------------

8. LOANS PAYABLE                        Details are as follows:



                                                                                 30 JUNE  31 December   31 December
                                                                                    1997         1996          1995
                      ---------------------------------------------------------------------------------------------
                      Note payable, bearing interest at bank prime, repayable
                        at $137,602 plus interest on 15 November 1997 and the
                        balance due in full on 15 November 1998, secured
                        by the $500,000 sales agreement receivable (Note 4)    $ 275,203    $ 273,228        $   --
                      Note payable, bearing interest at bank prime payable
                        quarterly commencing 12 December 1996, repayable at
                        $18,637 per annum commencing 1 July 1997, secured
                        by the $133,124 sales agreement receivable (Note 4)       93,187       92,519            --
                      ---------------------------------------------------------------------------------------------
                                                                                 368,390      365,747            --
                      Less:  Current portion                                    (156,239)    (155,118)           --
                      ---------------------------------------------------------------------------------------------
                                                                               $ 212,151    $ 210,629        $   --
                      =============================================================================================



                                        Scheduled principal repayments on the
                                        loans payable are as follows:



                                        1998                                                              $ 156,239
                                        1999                                                                156,239
                                        2000                                                                 18,637
                                        2001                                                                 18,637
                                        2002                                                                 18,638
                                        ---------------------------------------------------------------------------
                                                                                                          $ 368,390
                                        ===========================================================================



--------------------------------------------------------------------------------

GLOBAL ELECTION SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 1997 AND 31 DECEMBER 1996 AND 1995
U.S. Funds



-------------------------------------------------------------------------------


9. SHARE CAPITAL                        a) The authorized share capital is
                                           120,000,000 shares divided into
                                           100,000,000 voting common shares
                                           without par value and 20,000,000
                                           convertible voting preferred shares
                                           without par value.

                                           The issued and outstanding share
                                           capital consists of:




                                                                                   Common
                                                                                   Shares       Unit Value      Amount
                                           -----------------------------------------------------------------------------


                                           Balance - 31 December 1993            13,527,237                   $8,419,336
                                             Acquisition of name and operating
                                               assets of Lynro Manufacturing
                                               Corporation                          250,000      $   1.74        434,626
                                             Fiscal agency fees                      58,334      $   0.83         48,594
                                             Options exercised                       50,000      $   0.48         23,904
                                           -----------------------------------------------------------------------------

                                           Balance - 31 December 1994            13,885,571                    8,926,460
                                             Warrants exercised                     203,869      $   0.77        156,538
                                             Options exercised                      100,000      $   0.56         55,777
                                           -----------------------------------------------------------------------------

                                           Balance - 31 December 1995            14,189,440                    9,138,775
                                             Options exercised                      500,000      $   0.47        235,422
                                           -----------------------------------------------------------------------------

                                           Balance - 31 December 1996
                                             and 30 June 1997                    14,689,440                   $9,374,197
                                           -----------------------------------------------------------------------------




                                        b) By agreement dated 22 November 1991,
                                           the company reserved for issuance
                                           4,150,000 treasury shares. These
                                           shares were to be issued at $0.06 per
                                           share, and upon issuance, were to be
                                           held in escrow and released on the
                                           basis of "cumulative cash flow" (as
                                           defined). Two of the original
                                           allottees are no longer employees nor
                                           directors of the company and
                                           therefore have ceased to be eligible
                                           for performance shares and
                                           accordingly 270,000 of the original
                                           shares reserved for issuance have
                                           been cancelled leaving a balance of
                                           3,880,000 shares reserved for
                                           issuance.

                                           During 1996, the directors passed a
                                           resolution to cancel 1,142,000 of the
                                           allotted but unissued performance
                                           shares and to extend the earn-out
                                           period on the remaining 2,738,000
                                           performance shares from 17 January
                                           1997 to 17 January 2000. The
                                           resolution was then passed by the
                                           shareholders at an extraordinary
                                           general meeting on 6 December 1996
                                           and subsequently approved by the
                                           regulatory authorities. On 6 December
                                           1996, the company entered into an
                                           Amended and Restated Performance
                                           Shares Allotment Agreement on the
                                           remaining 2,738,000 allotted but
                                           unissued treasury shares under the
                                           same release provisions as the
                                           original 22 November 1991 agreement.

                                           Based upon the "cumulative cash flow"
                                           of the company to 30 June 1997, the
                                           2,738,000 performance shares may be
                                           issued from escrow upon payment of
                                           the $0.06 per share and upon receipt
                                           of regulatory approval.

GLOBAL ELECTION SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 1997 AND 31 DECEMBER 1996 AND 1995
U.S. Funds



-------------------------------------------------------------------------------

9. SHARE CAPITAL - Continued            c) STOCK OPTION PLAN

                                           The company has a stock option plan
                                           which covers its officers and
                                           directors. The options are granted
                                           for varying terms ranging from three
                                           to five years and are immediately
                                           vested upon grant. The following is a
                                           schedule of the activity pursuant to
                                           this stock option plan:




                                                                              Number   Price per
                                                                           of Shares       Share     Expiration Date
                                                                                         ($ CDN)
                                           -------------------------------------------------------------------------
                                                                             500,000      $ 0.65   22 November 1996
                                                                              30,000      $ 0.75   4 February 1997
                                                                             100,000      $ 2.30   22 April 1997
                                                                             200,000      $ 0.77   9 February 1998
                                                                             200,000      $ 2.40   17 September 1998
                                                                             100,000      $ 3.10   15 November 1998
                                                                             150,000      $ 1.89   20 September 1999
                                                                             100,000      $ 1.33   1 November 1999
                                           -------------------------------------------------------------------------

                                           Balance - 31 December 1994      1,380,000    $ 0.65 to $ 3.10

                                             Options exercised              (100,000)   $ 0.77   9 February 1998
                                             Options expired                (100,000)   $ 0.77   9 February 1998
                                             Options expired                 (80,000)   $ 3.10   15 November 1998
                                             Options expired                 (20,000)   $ 1.89   20 September 1999
                                             New options granted             100,000    $ 1.35   22 February 2000
                                             New options granted             100,000    $ 1.00   17 August 2000
                                           -----------------------------------------------------------------------

                                           Balance - 31 December 1995      1,280,000    $ 0.65 to $ 3.10

                                             Options exercised              (500,000)   $ 0.65   22 November 1996
                                             Options expired                (200,000)   $ 2.40   17 September 1998
                                             Options expired                (100,000)   $ 1.00   17 August 2000
                                           -----------------------------------------------------------------------

                                           Balance - 31 December 1996        480,000    $ 1.33 to $ 3.10

                                             Options expired                 (30,000)   $ 0.75   4 February 1997
                                             Options expired                (100,000)   $ 1.35   22 February 2000
                                             Options expired                (100,000)   $ 2.30   22 April 1997
                                           -----------------------------------------------------------------------

                                           Balance - 30 June 1997            250,000    $ 1.33 to $ 3.10
                                           -----------------------------------------------------------------------




                                        d) SHARE PURCHASE WARRANTS

                                           The following is a schedule of the
                                           activity pursuant to share purchase
                                           warrants:




                                                                            Number   Price per
                                                                           of Shares     Share   Expiration Date
                                           -----------------------------------------------------------------------

                                           Balance - 31 December 1994        869,565    $ 0.77   12 March 1995
                                             Warrants exercised             (203,869)   $ 0.77   12 March 1995
                                             Warrants expired               (665,696)   $ 0.77   12 March 1995
                                           -----------------------------------------------------------------------

                                           Balance - 31 December 1995,
                                             31 December 1996 and
                                             30 June 1997                        NIL
                                           -----------------------------------------------------------------------




-------------------------------------------------------------------------------

GLOBAL ELECTION SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 1997 AND 31 DECEMBER 1996 AND 1995
U.S. Funds




--------------------------------------------------------------------------------


10. INCOME TAXES                        a) A summary of the taxable income of
                                           the company for the six months ended
                                           30 June 1997 is as follows:




                                                                                         Canadian              U.S.
                                                                                           Parent        Subsidiary       Total
                                           ------------------------------------------------------------------------------------

                                           Net income before taxes per financial
                                             statements                               $ 1,795,726    $   257,786    $ 2,053,512
                                           Application of losses carried forward         (219,052)      (257,786)      (476,838)
                                           Application of unclaimed scientific
                                             research and experimental
                                             development deductions                    (1,576,674)          --       (1,576,674)
                                           ------------------------------------------------------------------------------------


                                           Taxable income                             $      --      $      --      $      --
                                           ------------------------------------------------------------------------------------




                                           Accordingly, no provision for income
                                           taxes has been recorded in these
                                           financial statements.

                                        b) The company has unclaimed scientific
                                           research and experimental development
                                           deductions, for Canadian tax
                                           purposes, in the amount of $104,000
                                           which may be carried forward to be
                                           applied against future taxable
                                           income. The future tax benefits, if
                                           any, of these deductions have not
                                           been recognized in the accounts.

                                        c) The company has unclaimed investment
                                           tax credits, for Canadian tax
                                           purposes, arising from its research
                                           and development activities in the
                                           amount of $425,000 which may be
                                           carried forward to be applied against
                                           future federal taxes payable. The
                                           future tax benefits, if any, of these
                                           tax credits have not been recognized
                                           in the accounts and expire as
                                           follows:




                                           Year                                                            Amount
                                           ------------------------------------------------------------------------


                                           1998                                                           $ 109,000
                                           1999                                                              85,000
                                           2000                                                              37,000
                                           2003                                                              68,000
                                           2004                                                             126,000
                                           ------------------------------------------------------------------------

                                                                                                          $ 425,000
                                           ------------------------------------------------------------------------





                                        d) As at 30 June 1997, the company's
                                           subsidiary has tax losses, for U.S.
                                           tax purposes, of approximately
                                           $4,089,000 which may be carried
                                           forward to be applied against future
                                           taxable income. The future benefits,
                                           if any, of these tax losses have not
                                           been recognized in the accounts of
                                           the company and expire as follows:





                                           Year                                                            Amount
                                           ------------------------------------------------------------------------
                                           2008                                                         $ 1,285,000
                                           2009                                                           1,118,000
                                           2010                                                           1,686,000
                                           ------------------------------------------------------------------------

                                                                                                        $ 4,089,000
                                           ------------------------------------------------------------------------





--------------------------------------------------------------------------------

GLOBAL ELECTION SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 1997 AND 31 DECEMBER 1996 AND 1995
U.S. Funds

-------------------------------------------------------------------------------


11. COMMITMENTS                         a) By way of a management services
                                           agreement, the company has secured
                                           the services of a key employee for a
                                           term expiring 30 September 1998. The
                                           contract contains fixed annual
                                           compensation totalling $100,000 per
                                           annum plus a bonus of:

                                           i)  3% of Canadian sales; and
                                           ii) 1% of the net profits before
                                               taxes for all sales (excluding
                                               those in Canada) of the company.

                                        b) Under the terms of a lease agreement
                                           dated 1 May 1993, the company is
                                           committed to minimum annual lease
                                           payments of $37,668 plus its share of
                                           common area costs. The lease is for a
                                           five year term to 30 April 1998 with
                                           a 5 year renewal option at an annual
                                           lease amount to be negotiated
                                           representing a lease commitment of
                                           $31,389 for the year ending 30 June
                                           1998.

                                        c) The company's United States
                                           subsidiary has agreed to lease 20,000
                                           square feet of the Lynro
                                           Manufacturing premises for 5 years,
                                           expiring 31 December 1998, for
                                           $100,000 per annum representing a
                                           lease commitment of:




                                           Year                                                             Amount
                                           -----------------------------------------------------------------------

                                           1998                                                           $ 100,000
                                           1999                                                              50,000
                                           ------------------------------------------------------------------------

                                                                                                          $ 150,000
                                           ------------------------------------------------------------------------






                                           Management has decided to relocate
                                           its manufacturing operations.
                                           Accordingly, during 1997 the company
                                           will vacate the Lynro Manufacturing
                                           premises and will seek to negotiate a
                                           settlement or sublease.

                                        d) The company's United States
                                           subsidiary has agreed to lease office
                                           space in Albuquerque, New Mexico for
                                           2 years, expiring 30 September 1997,
                                           for $22,848 per annum representing a
                                           lease commitment of $5,712 for the
                                           year ending 30 June 1998.

                                        e) By an agreement dated 4 March 1997,
                                           the company's United States
                                           subsidiary has agreed to lease 13,050
                                           square feet of general office and
                                           warehouse space in McKinney, Texas
                                           for five years from 1 July 1997. The
                                           annual lease amount is $110,272
                                           representing a minimum lease
                                           commitment of:




                                           Year                                                             Amount
                                           ------------------------------------------------------------------------

                                           1998                                                           $ 110,272
                                           1999                                                             110,272
                                           2000                                                             110,272
                                           2001                                                             110,272
                                           2002                                                             110,272
                                           ------------------------------------------------------------------------
                                                                                                          $ 551,360
                                           ------------------------------------------------------------------------




                                           The landlord has agreed to fund up to
                                           $188,709 of leasehold improvements to
                                           the premises and will allow the
                                           company to use up to $100,000 of this
                                           amount to buy-down the monthly rental
                                           payments.

                                           The lease may be extended for two
                                           additional terms of five years with
                                           the rate to be the lesser of a
                                           consumer price adjustment or a fair
                                           rental value adjustment.

--------------------------------------------------------------------------------

GLOBAL ELECTION SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 1997 AND 31 DECEMBER 1996 AND 1995
U.S. Funds




--------------------------------------------------------------------------------


12. CONTINGENCY                            By an agreement dated 25 November
                                           1991, the company retained Overseas
                                           Management Services, Inc. ("OMS") as
                                           its exclusive sales and marketing
                                           representative for Venezuela for an
                                           initial term of 5 years. OMS was to
                                           receive a 20% commission on all sales
                                           of the product within Venezuela and
                                           was responsible for its own
                                           out-of-pocket costs.

                                           Management believes OMS breached
                                           certain conditions of its agreement
                                           with the company and has given OMS
                                           the required 30 day notice of
                                           cancellation. OMS collected
                                           approximately U.S. $96,000 of the
                                           U.S. $209,700 commission it has
                                           claimed on the Consejo capital lease.
                                           The balance of the commission payable
                                           to OMS has not been recorded in these
                                           consolidated financial statements due
                                           to the alleged breach of contract.

                                           The company has initiated a lawsuit
                                           against OMS for damages resulting
                                           from the alleged breaches by OMS of
                                           the 25 November 1991 agreement. The
                                           outcome of this case and the amount
                                           of damages to be received by the
                                           company, if any, cannot be reasonably
                                           determined at this time.

                                           OMS has filed a counter-claim against
                                           the company in New Hampshire
                                           alleging, interalia, a claim for
                                           future commissions on the capital
                                           lease.

--------------------------------------------------------------------------------


13. RELATED PARTY TRANSACTIONS             In addition to items disclosed
                                           elsewhere in these consolidated
                                           financial statements, the company
                                           conducted the following transactions
                                           with related parties:

                                        a) EXPENDITURES

                                           Details are as follows:




                                                                                    30 JUNE  31 December 31 December  31 December
                                                                                       1997         1996        1995         1994
                                           --------------------------------------------------------------------------------------


                                           Paid/accrued salaries and fees to four
                                             directors all of whom are officers
                                             of the company                         $236,086   $346,919   $432,230     $392,231
                                           Paid salary to a former director           29,938    138,466       --           --
                                           Paid rent for premises to a company
                                             controlled by a director                   --         --       13,423       17,809
                                           Paid rent (at fair market value) to a
                                             company controlled by a former
                                             director                                 50,000    100,000    100,000      100,000
                                           ------------------------------------------------------------------------------------


                                                                                    $316,024   $585,385   $545,653     $510,040
                                           ------------------------------------------------------------------------------------




                                        b) SHARE CAPITAL

                                           During 1996, two directors exercised
                                           500,000 options for cash in the
                                           amount of $235,422 (Note 9a).
                                           Included in the 203,869 warrants
                                           exercised during 1995 (Note 9a) were
                                           135,869 exercised by a director for
                                           cash in the amount of $104,619.

-------------------------------------------------------------------------------

GLOBAL ELECTION SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 1997 AND 31 DECEMBER 1996 AND 1995
U.S. FUNDS

-------------------------------------------------------------------------------


14. SUBSEQUENT EVENTS                   a) By an agreement dated 31 July 1997,
                                           subject to regulatory approval, the
                                           company agreed to acquire the assets,
                                           business and name of I-Mark Systems,
                                           Inc., a Nebraska corporation.
                                           Consideration for the acquisition is
                                           $1,000,000 cash and 1,000,000 common
                                           shares of the company on closing. The
                                           closing date for the agreement shall
                                           be after receipt of regulatory
                                           approval but in no event later than 1
                                           September 1997. Should regulatory
                                           approval not be obtained by 1
                                           September 1997, the agreement will be
                                           terminated.

                                        b) Subject to regulatory approval, the
                                           company has negotiated an agency
                                           arrangement in order to complete a
                                           private placement of 3,652,174 Series
                                           A preferred shares at $0.83 per share
                                           to raise $3,042,375 (CDN $1.15 per
                                           share to raise CDN $4,200,000). The
                                           shares will pay a quarterly dividend
                                           at the rate of 6% per annum and will
                                           be convertible into common shares,
                                           after the first year of their term,
                                           at $1.08 (CDN $1.495) per common
                                           share for a maximum issuance of
                                           2,809,364 common shares on full
                                           conversion of the preferred shares.

                                           The agent will receive a fee of 10%
                                           of the total proceeds raised plus a
                                           3% non-accountable out-of-pocket fee
                                           on the total proceeds raised. To 8
                                           August 1997, no proceeds have been
                                           raised from this private placement
                                           pending receipt of regulatory
                                           approval and successful placement of
                                           the preferred shares.

                      ----------------------------------------------------------


15. SALES AND OPERATING INCOME          Details of sales and operating income
                                        generated from customers which account
                                        for more than 10% of that period's
                                        consolidated sales and operating income
                                        are as follows:




                                                                       SIX MONTHS          Year          Year          Year
                                                                            ENDED         Ended         Ended         Ended
                                                                          30 JUNE   31 December   31 December   31 December
                                                                             1997          1996          1995          1994
                                           --------------------------------------------------------------------------------

                                           Number of Large Customers            1             4             2             5
                                           --------------------------------------------------------------------------------


                                           Amount of Sales to Large
                                             Customers                 $2,051,000    $2,737,000    $1,411,000    $3,066,000
                                           ================================================================================


                                           Total Consolidated Sales
                                             and Operating Income      $6,759,000    $6,041,000    $5,962,000    $4,519,000
                                           ================================================================================


                                           Total Percentage of
                                             Consolidated Sales and
                                             Operating Income
                                             Generated from Large
                                             Customers                       30.3%         45.3%         23.7%         67.8%
                                           ================================================================================




                                        Due to the nature of the company's
                                        business, large sales to individual
                                        customers are generated on a
                                        non-recurring basis. As a result, the
                                        company is not dependent on any single
                                        customer or small group of customers
                                        such that the loss of any of these would have a material adverse effect on the future results of the company.

-------------------------------------------------------------------------------

GLOBAL ELECTION SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 1997 AND 31 DECEMBER 1996 AND 1995
U.S. Funds


--------------------------------------------------------------------------------


16. SEGMENTED INFORMATION                  The company operated in only one
                                           industry segment in Canada and the
                                           United States as follows:



                                                                    Canada                             United States
                                                         1997         1996          1995         1997         1996         1995
                                                   (6 MONTHS)  (12 Months)   (12 Months)   (6 MONTHS)  (12 Months)  (12 Months)
     --------------------------------------------------------------------------------------------------------------------------
     Sales to customers                          $  1,929,744  $   846,024   $     5,584  $ 4,829,210  $ 5,195,149  $ 5,956,002
     Sales between the segments                     1,351,707    1,332,707   $ 1,683,581           --           --           --
     --------------------------------------------------------------------------------------------------------------------------
     Total sales revenue                         $  3,281,451  $ 2,178,731   $ 1,689,165  $ 4,829,210  $ 5,195,149  $ 5,956,002
     --------------------------------------------------------------------------------------------------------------------------
     Operating profits                           $  2,392,744  $ 1,599,698   $ 1,644,696  $ 1,602,026  $   276,390  $ 1,386,142
     --------------------------------------------------------------------------------------------------------------------------
     General corporate expenses
     Interest
     Loss on write down of capital lease

     Net income (loss)
     --------------------------------------------------------------------------------------------------------------------------
     Identifiable assets                         $ 12,194,499  $ 10,404,753  $ 9,537,808  $ 7,377,940  $ 4,839,672  $ 6,601,518
     --------------------------------------------------------------------------------------------------------------------------
     Capital expenditures                        $      7,837        16,501  $    18,558  $        --  $     5,746  $    69,847
     --------------------------------------------------------------------------------------------------------------------------
     Amortization of capital assets              $     13,832        29,159  $    30,915  $    56,640  $   105,981  $   152,942
     --------------------------------------------------------------------------------------------------------------------------
                                                                Elimination                              Consolidated
                                                         1997          1996           1995         1997         1996          1995
                                                   (6 MONTHS)   (12 Months)    (12 Months)   (6 MONTHS)  (12 Months)   (12 Months)
     -----------------------------------------------------------------------------------------------------------------------------
     Sales to customers                          $         --   $        --   $         --  $ 6,758,954  $ 6,041,173   $ 5,961,586
     Sales between the segments                    (1,351,707)   (1,332,707)   (1,683,581)           --           --            --
     -----------------------------------------------------------------------------------------------------------------------------
     Total sales revenue                         $ (1,351,707)  $(1,332,707)  $(1,683,581)  $ 6,758,954  $ 6,041,173   $ 5,961,586
     -----------------------------------------------------------------------------------------------------------------------------

     Operating profits                           $         --   $    14,886      $208,335   $ 3,994,770  $ 1,890,974   $ 3,239,173
     ------------------------------------------------------------------------------------
     General corporate expenses                                                              (1,913,413)  (3,556,465)  (3,723,436)
     Interest                                                                                   (27,845)     (71,166)      (7,044)
     Loss on write down of capital lease                                                             --           --     (550,735)
                                                                                             -------------------------------------
     Net income (loss)                                                                      $ 2,053,512  $(1,736,657)  $(1,042,042
     -----------------------------------------------------------------------------------------------------------------------------
     Identifiable assets                         $(11,413,006)  $(9,786,797)  $(9,193,891)  $ 8,159,433  $ 5,457,628   $ 6,945,435
     -----------------------------------------------------------------------------------------------------------------------------
     Capital expenditures                        $         --   $        --   $        --   $     7,837  $    22,247   $    88,405
     -----------------------------------------------------------------------------------------------------------------------------
     Amortization of capital assets              $         --   $        --   $        --   $    70,472  $   135,140   $   183,857
     -----------------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------

GLOBAL ELECTION SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 1997 AND 31 DECEMBER 1996 AND 1995
U.S. Funds

--------------------------------------------------------------------------------


17.  DIFFERENCES BETWEEN UNITED
       STATES AND CANADIAN GENERALLY
       ACCEPTED ACCOUNTING
       PRINCIPLES

                                           These consolidated financial
                                           statements are prepared in accordance
                                           with accounting principles generally
                                           accepted in Canada. Any differences
                                           in United States accounting
                                           principles as they pertain to the
                                           accompanying consolidated financial
                                           statements are not material except as
                                           follows:

                                        a) COMPENSATION EXPENSE

                                           Under accounting principles generally
                                           accepted in the United States, there
                                           is a compensation expense associated
                                           with the release of escrowed shares
                                           of the company, as those shares
                                           become eligible for release. No
                                           compensation expense is applied under
                                           accounting principles generally
                                           accepted in Canada.

                                        b) FINANCIAL STATEMENT RECONCILIATION




                                                                  SIX MONTHS            Year            Year            Year
                                                                       ENDED           Ended           Ended           Ended
                                                                     30 JUNE     31 December     31 December     31 December
                                                                        1997            1996            1995            1994
----------------------------------------------------------------------------------------------------------------------------

  i) Share capital - Canadian basis                             $  9,374,197    $  9,374,197    $  9,138,775    $  8,926,460
     Add:  Escrow share compensation expense
              - prior years                                        3,194,621       3,194,621       3,194,621       3,194,621
----------------------------------------------------------------------------------------------------------------------------

     Share capital - U.S. basis                                 $ 12,568,818    $ 12,568,818    $ 12,333,396    $ 12,121,081
----------------------------------------------------------------------------------------------------------------------------

 ii) Deficit - Canadian basis                                   $ (3,397,853)   $ (5,451,365)   $ (3,714,708)   $ (2,672,666)
     Less: Escrow share compensation expense
              - prior years                                       (3,194,621)     (3,194,621)     (3,194,621)     (3,194,621)
----------------------------------------------------------------------------------------------------------------------------
     Deficit - U.S. basis                                       $ (6,592,474)   $ (8,645,986)   $ (6,909,329)   $ (5,867,287)
----------------------------------------------------------------------------------------------------------------------------
iii) Canadian GAAP consolidated statement of
      shareholders' equity
                                                                         Common Shares
                                                                      Shares          Amount          Deficit          Total
----------------------------------------------------------------------------------------------------------------------------
    Balance - 31 December 1993 - Canadian basis                   13,527,237    $  8,419,336    $ (1,164,452)   $  7,254,884
    Escrow share compensation expense - prior years                     --         3,194,621      (3,194,621)           --
----------------------------------------------------------------------------------------------------------------------------

    Balance - 31 December 1993 - U.S. basis                       13,527,237      11,613,957      (4,359,073)      7,254,884
    Issuance of shares for name and operating assets
      of Lynro Manufacturing Corporation
      ($1.74 per share)                                              250,000         434,626            --           434,626
    Issuance of shares for expenses
      ($0.83 per share)                                               58,334          48,594            --            48,594
    Issuance of shares on exercise of options
      ($0.48 per share)                                               50,000          23,904            --            23,904
    Loss for the year                                                   --              --        (1,508,214)     (1,508,214)
----------------------------------------------------------------------------------------------------------------------------
    Balance - 31 December 1994 - U.S. basis                       13,885,571      12,121,081      (5,867,287)      6,253,794
    Issuance of shares on exercise of warrants
      ($0.77 per share)                                              203,869         156,538            --           156,538
    Issuance of shares on exercise of options
      ($0.56 per share)                                              100,000          55,777            --            55,777
    Loss for the year                                                   --              --        (1,042,042)     (1,042,042)
----------------------------------------------------------------------------------------------------------------------------
    Balance - 31 December 1995 - U.S. basis                       14,189,440      12,333,396      (6,909,329)      5,424,067
    Issuance of shares on exercise of options
      ($0.47 per share)                                              500,000         235,422            --           235,422
    Loss for the year                                                   --              --        (1,736,657)     (1,736,657)
----------------------------------------------------------------------------------------------------------------------------
    Balance - 31 December 1996 - U.S. basis                       14,689,440      12,568,818      (8,645,986)      3,922,832
    Net income for the period                                           --              --         2,053,512       2,053,512
----------------------------------------------------------------------------------------------------------------------------
    Balance - 30 June 1997 - U.S. basis                           14,689,440    $ 12,568,818    $ (6,592,474)   $  5,976,344
----------------------------------------------------------------------------------------------------------------------------

GLOBAL ELECTION SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 1997 AND 31 DECEMBER 1996 AND 1995
U.S. Funds




--------------------------------------------------------------------------------


17.  DIFFERENCES BETWEEN UNITED
       STATES AND CANADIAN GENERALLY
       ACCEPTED ACCOUNTING
       PRINCIPLES - Continued           c) EARNINGS PER SHARE - BASIC OR PRIMARY

                                           Under accounting principles generally
                                           accepted in the United States, stock
                                           options and stock warrants are
                                           treated as common stock equivalents
                                           in the determination of basic or
                                           primary earnings per share if they
                                           would have a dilutive effect. Stock
                                           options and stock warrants are not
                                           treated as common stock equivalents
                                           in the determination of basic or
                                           primary earnings per share in Canada.

                                           Reconciliation of Canadian to U.S.
                                           basis - Basic Earnings Per Share:




                                                   SIX MONTHS        Year            Year              Year
                                                     ENDED          Ended            Ended             Ended
                                                    30 JUNE      31 December      31 December       31 December
                                                     1997            1996            1995              1994
---------------------------------------------------------------------------------------------------------------
Weighed average number of common shares
  outstanding - Canadian basis                     14,689,440      14,242,865       14,104,530       13,850,090
Add:  Dilutive stock options                          250,000             N/A              N/A              N/A
---------------------------------------------------------------------------------------------------------------
Weighted average number of common shares
  outstanding - U.S. basis                         14,939,440      14,242,865       14,104,530       13,850,090
---------------------------------------------------------------------------------------------------------------
Net income (loss) for the period                $   2,053,512   $  (1,736,657)   $  (1,042,042)   $  (1,508,214)
===============================================================================================================
Basic earnings (loss) per share
  - U.S. basis                                  $        0.14   $       (0.12)   $       (0.07)   $       (0.11)
---------------------------------------------------------------------------------------------------------------
  - Canadian basis                              $        0.14   $       (0.12)   $       (0.07)   $       (0.11)
---------------------------------------------------------------------------------------------------------------



                          GLOBAL ELECTION SYSTEMS INC.


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                  31 MARCH 1998

                        UNAUDITED - SEE NOTICE TO READER

                                   U.S. FUNDS











                         STALEY, OKADA, CHANDLER & SCOTT

                              Chartered Accountants

NOTICE TO READER

--------------------------------------------------------------------------------

We have compiled the interim consolidated balance sheet of Global Election Systems Inc. as at 31 March 1998 and the interim consolidated statements of changes in shareholders' equity, income and cash flow for the nine months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.








Burnaby, B.C.                                    STALEY, OKADA, CHANDLER & SCOTT
25 June 1998                                               CHARTERED ACCOUNTANTS

--------------------------------------------------------------------------------

GLOBAL ELECTION SYSTEMS INC.                                         Statement 1
INTERIM CONSOLIDATED BALANCE SHEET
AS AT 31 MARCH
U.S. Funds
Unaudited - See Notice to Reader

ASSETS                                                                               1998              1997
--------------------------------------------------------------------------------------------------------------
CURRENT
     Cash and short term deposits                                               $  1,120,041      $    503,716
     Accounts receivable                                                           7,166,869         3,015,552
     Deposits and prepaid expenses                                                   126,621            63,731
     Inventory (Note 3)                                                            3,598,180         1,631,585
     Current portion of loan receivable                                              447,129           498,837
                                                                                ------------      ------------
                                                                                  12,458,840         5,713,421
AGREEMENTS RECEIVABLE (Note 4)                                                       480,430           871,170
CAPITAL ASSETS (Note 5)                                                              435,857           198,531
OTHER ASSETS (Note 6)                                                              1,209,498           152,930
                                                                                ------------      ------------
                                                                                $ 14,584,625      $  6,936,052
                                                                                ============      ============


LIABILITIES
--------------------------------------------------------------------------------------------------------------
CURRENT
     Bank loan (Note 7)                                                         $    370,000      $    190,538
     Accounts payable and accrued liabilities                                      2,688,408         1,274,615
     Deferred revenue                                                                164,172           312,884
     Current portion of loans payable                                              2,179,410           156,680
                                                                                ------------      ------------
                                                                                   5,401,990         1,934,717
                                                                                ------------      ------------
LOANS PAYABLE (Note 8)                                                                55,912           212,750
                                                                                ------------      ------------


SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------
SHARE CAPITAL
     Authorized:
        100,000,000 common voting shares, without par value
          20,000,000 convertible voting preferred shares, without par value
     Issued and fully paid:
          18,457,440 common shares (1997 - 14,689,440)                            10,104,539         9,374,197
DEFICIT - Statement 2                                                               (977,816)       (4,585,612)
                                                                                ------------      ------------
                                                                                   9,126,723         4,788,585
                                                                                ------------      ------------
                                                                                $ 14,584,625      $  6,936,052
                                                                                ============      ============

ON BEHALF OF THE BOARD:

                   , Director
-------------------

                   , Director
-------------------


                           - See Accompanying Notes -

GLOBAL ELECTION SYSTEMS INC.                                         Statement 2
INTERIM CONSOLIDATED STATEMENT OF CHANGES
   IN SHAREHOLDERS' EQUITY
U.S. Funds
Unaudited - See Notice to Reader

                                                                    Common Shares
                                                               Shares           Amount         Deficit          Total
-------------------------------------------------------------------------------------------------------------------------
Balance - 31 December 1993                                    13,527,237     $ 8,419,336     $(1,164,452)     $ 7,254,884
   Issuance of shares for name and  operating  assets
     of Lynro  Manufacturing Corporation ($1.74  per
     share)                                                      250,000         434,626              --          434,626
   Issuance of shares for expenses ($0.83 per share)              58,334          48,594              --           48,594
   Issuance of shares on  exercise of options ($0.48 per
     share)                                                       50,000          23,904              --           23,904
   Loss for the year                                                  --              --      (1,508,214)      (1,508,214)
                                                             -----------     -----------     -----------      -----------
Balance - 31 December 1994                                    13,885,571       8,926,460      (2,672,666)       6,253,794
   Issuance of shares on exercise of warrants ($0.77
     per share)                                                  203,869         156,538              --          156,538
   Issuance of shares on  exercise of options ($0.56
     per share)                                                  100,000          55,777              --           55,777
   Loss for the year                                                  --              --      (1,042,042)      (1,042,042)
                                                             -----------     -----------     -----------      -----------
Balance - 31 December 1995                                    14,189,440       9,138,775      (3,714,708)       5,424,067
   Issuance of shares on  exercise of options ($0.47
     per share)                                                  500,000         235,422              --          235,422
   Loss for the year                                                  --              --      (1,736,657)      (1,736,657)
                                                             -----------     -----------     -----------      -----------
Balance - 31 December 1996                                    14,689,440       9,374,197      (5,451,365)       3,922,832
   Net income for the period                                          --              --       2,053,512        2,053,512
                                                             -----------     -----------     -----------      -----------
Balance - 30 June 1997 (Note 1a)                              14,689,440       9,374,197      (3,397,853)       5,976,344
   Issuance of shares for name and  operating  assets
     of I-Mark Systems, Inc. ($0.55 per share)                 1,000,000         548,148              --          548,148
   Issuance of performance shares from escrow ($0.06
     per share)                                                2,738,000         155,562              --          155,562
   Issuance of shares on exercise of options ($0.89
     per share)                                                   30,000          26,632              --           26,632
   Net income for the period - Statement 3                            --              --       2,420,037        2,420,037
                                                             -----------     -----------     -----------      -----------
Balance - 31 March 1998                                       18,457,440     $10,104,539     $  (977,816)     $ 9,126,723
                                                             ===========     ===========     ===========      ===========









                           - See Accompanying Notes -

GLOBAL ELECTION SYSTEMS INC.                                         Statement 3
INTERIM CONSOLIDATED STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED 31 MARCH
U.S. Funds
Unaudited - See Notice to Reader

                                                        1998            1997
--------------------------------------------------------------------------------
REVENUES
   Sales and operating revenues                     $12,086,413     $ 7,083,753
   Other income                                          90,606          47,835
                                                    -----------     -----------
                                                     12,177,019       7,131,588
                                                    -----------     -----------

COSTS AND EXPENSES
   Costs of sales and operating expenses              5,764,909       4,135,740
   Selling, administrative and general expenses       3,344,678       2,374,736
   Research and development expenses                    311,464         356,469
   Amortization                                         263,461          86,919
   Interest                                              72,470          66,996
   Other expenses                                            --           1,104
                                                    -----------     -----------
                                                      9,756,982       7,021,964
                                                    -----------     -----------

NET INCOME FOR THE PERIOD                           $ 2,420,037     $   109,624
                                                    ===========     ===========

EARNINGS PER SHARE
   Basic                                            $      0.14     $      0.01
   Fully diluted                                    $      0.13     $      0.01
                                                    ===========     ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING
   Basic                                             16,766,344      14,689,440
   Fully diluted                                     18,114,677      17,478,810
                                                    ===========     ===========










                           - See Accompanying Notes -

GLOBAL ELECTION SYSTEMS INC.                                         Statement 4
INTERIM CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE NINE MONTHS ENDED 31 MARCH
U.S. Funds
Unaudited - See Notice to Reader

CASH RESOURCES PROVIDED BY (USED IN)            1998             1997
-------------------------------------------------------------------------
OPERATING ACTIVITIES
     Net income for the period               $ 2,420,037      $   109,624
     Item not affected by cash
          Amortization                           263,461           86,919
                                             -----------      -----------
                                               2,683,498          196,543
     Changes in non-cash working capital      (3,114,094)         634,756
                                             -----------      -----------
                                                (430,596)         831,299
                                             -----------      -----------

INVESTING ACTIVITIES
     Capital assets acquired                    (483,058)          (9,678)
     Other assets acquired, net                 (682,506)              --
     Proceeds on sale of capital assets          125,375               --
     Agreements receivable                       383,870         (526,231)
                                             -----------      -----------
                                                (656,319)        (535,909)
                                             -----------      -----------

FINANCING ACTIVITIES
     Bank loan                                    80,000         (396,526)
     Loans payable                             1,866,932          369,430
     Common shares issued                        182,194          235,422
                                             -----------      -----------
                                               2,129,126          208,326
                                             -----------      -----------

NET INCREASE IN CASH                           1,042,211          503,716
     Cash position - Beginning of period          77,830               --
                                             -----------      -----------
CASH POSITION - END OF PERIOD                $ 1,120,041      $   503,716
                                             ===========      ===========









                           - See Accompanying Notes -

GLOBAL ELECTION SYSTEMS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 1998
U.S. Funds
Unaudited - See Notice to Reader




--------------------------------------------------------------------------------

1.   SIGNIFICANT ACCOUNTING POLICIES

     These interim consolidated financial statements have been prepared using generally accepted accounting principles of Canada as follows:

     a)   PERIOD OF OPERATIONS

          The company adopted a new year-end of 30 June which resulted in a six month period of operations for the period ended 30 June 1997.

          These interim consolidated financial statements are for the nine month period of operations to 31 March 1998. The comparative figures have been compiled from the records of the company and cover the operations of the company for the nine months ended 31 March 1997.

     b)   NATURE OF OPERATIONS

          The company markets a complete electronic voting system which includes vote tally and voter registration software.

     c)   CONSOLIDATION

          These interim consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, Global Election Systems, Inc., a company incorporated in Delaware and operating in New Mexico, U.S.A. The purchase method of accounting has been applied to this acquisition.

     d)   FOREIGN CURRENCY TRANSLATION

          The accounts of the company were prepared in Canadian funds through to 30 June 1997 as follows:

          o    Monetary assets and liabilities at year-end rates,

          o    All other assets and liabilities at historical rates, and

          o Revenue and expense items at the average rate of exchange prevailing during the year.

          Exchange gains and losses arising from these transactions were reflected in income or expense in the year.

          Subsequent to 30 June 1997, the company adopted the U.S. currency as its reporting currency and accordingly, has prepared its financial statements on that basis. Accordingly, all prior years' figures are recast in the U.S. currency through a "translation of convenience" whereby all amounts appearing are restated from Canadian to U.S. currency using the exchange rate prevailing at 30 June 1997.

     e)   INVENTORY

          Inventory of finished goods and work-in-progress is valued at the lower of cost and net realizable value as estimated by management. Raw materials, which consist of parts and components, are valued at average cost less any allowances for obsolescence. Inventory of goods taken in trade is valued at the lesser of trade-in value and net realizable value as estimated by management.

GLOBAL ELECTION SYSTEMS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 1998
U.S. Funds
Unaudited - See Notice to Reader




--------------------------------------------------------------------------------

1.   SIGNIFICANT ACCOUNTING POLICIES - Continued

     f)   AMORTIZATION

          Capital assets are recorded at cost and the company provides for amortization on the following basis:

          Demonstration and computer equipment - 20% to 30% declining balance method Manufacturing equipment - 20% declining balance method Furniture and equipment - 20% declining balance method Leasehold improvements - straight-line over 5 years

          One-half of the rate is applied in the year of acquisition.

     g)   PATENTS

          Patents are recorded at cost and the company provides for amortization on a straight-line basis over 10 years.

     h)   GOODWILL

          Goodwill is recorded at cost and the company provides for amortization on a straight-line basis over 5 years.

     i)   REVENUE RECOGNITION

          Revenue from sales of products and supplies is recognized at the time of shipment of products and supplies to customers. Revenue from sales of services is recognized on completion of the related services. The company defers a portion of revenue received related to contracted future services to match against management's estimate of the future costs of providing these services to customers.

     j)   WARRANTY RESERVE

          Provisions for future estimated warranty costs are recorded in the accounts based upon historical maintenance records. Management periodically reviews the warranty reserve to determine the adequacy of the provision.

     k)   RESEARCH AND DEVELOPMENT TAX CREDITS

          Research and development tax credits are applied against research and development expenses in the period in which the tax credit is received.

     l)   EARNINGS PER SHARE

          Basic earnings per share computations are based on the weighted average number of shares outstanding during the year. Fully diluted earnings per share are based on the actual number of shares outstanding at the end of the year plus performance shares, and share purchase options and warrants as if they had been issued as at the beginning of the year.

--------------------------------------------------------------------------------

GLOBAL ELECTION SYSTEMS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 1998
U.S. Funds
Unaudited - See Notice to Reader




--------------------------------------------------------------------------------

2.   FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of cash and short term deposits, accounts receivable, deposits, loans receivable, bank loans, accounts payable and customer deposits approximates their fair value due to their short term maturity or capacity of prompt liquidation.

--------------------------------------------------------------------------------

3.   INVENTORY

     Details are as follows:

                                                   1998                  1997
                                                ----------            ----------
Supplies                                        $  769,259            $1,313,367
Work-in-progress                                    25,320                18,639
Trade-in goods                                   1,491,240               227,431
Finished goods                                   1,312,361                72,148
                                                ----------            ----------
                                                $3,598,180            $1,631,585
                                                ----------            ----------

--------------------------------------------------------------------------------

4.   AGREEMENTS RECEIVABLE

     Details of amounts receivable from customers are as follows:

                                                                        1998             1997
                                                                    -----------      -----------
Sales agreement receivable with interest at 5% per annum,
    repayable in 60 equal monthly payments commencing 15
    December 1995, secured by the underlying goods (i)              $   488,080      $   658,863
Sales agreement receivable with interest at 10% per annum
    commencing 1 June 1997 and due in full by 31 December 1998           78,020           78,020
Sales agreement receivable with interest at 5% per annum
    commencing 20 November 1996, repayable on 20 November 1998
    (ii)                                                                250,000          500,000
Sales agreement receivable with interest at 9% per annum
    commencing 25 June 1996, repayable at $33,646 per annum for
    principal and interest on 1 July 1997 to 1 July 2001 (ii)           111,459          133,124
                                                                    -----------      -----------
                                                                        927,559        1,370,007
Less:  Current portion                                                 (447,129)        (498,837)
                                                                    -----------      -----------
                                                                    $   480,430      $   871,170
                                                                    -----------      -----------

     (i) The sales agreement receivable has been pledged as security for the bank loan (Note 7).

     (ii) The sales agreement receivable has been pledged as security for the related loan payable (Note 8).

GLOBAL ELECTION SYSTEMS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 1998
U.S. Funds
Unaudited - See Notice to Reader


--------------------------------------------------------------------------------

4.   AGREEMENTS RECEIVABLE - Continued

     Scheduled principal repayments on the sales agreements receivable are as follows:

31 March 1999                                                           $447,129
31 March 2000                                                            287,130
31 March 2001                                                            182,779
31 March 2002                                                             10,521
                                                                        --------
                                                                        $927,559
                                                                        --------

--------------------------------------------------------------------------------

5.   CAPITAL ASSETS

     Details are as follows:

                                                             1998         1997
                                            Accumulated    NET BOOK     Net Book
                                   Cost     Amortization    VALUE        Value
                                 --------   ------------   --------     --------
Demonstration and                $539,418     $292,477     $246,941     $106,581
 computer equipment
Manufacturing equipment            95,278       69,441       25,837       58,461
Furniture and equipment           242,779       84,510      158,269       32,298
Leasehold improvements             18,361       13,551        4,810        1,191
                                 --------     --------     --------     --------
                                 $895,836     $459,979     $435,857     $198,531
                                 --------     --------     --------     --------

--------------------------------------------------------------------------------

6.   OTHER ASSETS

     Details are as follows:

                                                         1998            1997
                                     Accumulated       NET BOOK        Net Book
                         Cost        Amortization       VALUE           Value
                      ----------     ------------     ----------      ----------
Patents               $  165,000      $  103,125      $   61,875      $   78,375
Goodwill               1,450,960         303,337       1,147,623          74,555
                      ----------      ----------      ----------      ----------
                      $1,615,960      $  406,462      $1,209,498      $  152,930
                      ----------      ----------      ----------      ----------

--------------------------------------------------------------------------------

7.   BANK LOAN

     Details are as follows:

                                                                             1998         1997
                                                                          ---------     --------
Line of credit, bearing interest at bank prime, interest
  payments due quarterly beginning 6 January 1998, due in full by 6
  January 1999, secured by the $488,080 agreement receivable (Note 4)     $ 370,000     $190,538
                                                                          ---------     --------

The maximum approved line of credit is U.S. $371,450

--------------------------------------------------------------------------------

GLOBAL ELECTION SYSTEMS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 1998
U.S. Funds
Unaudited - See Notice to Reader




--------------------------------------------------------------------------------

8.   LOANS PAYABLE

     Details are as follows:

                                                                                1998             1997
                                                                            -----------      -----------
Note payable, bearing interest at bank prime, repayable in full             $   137,602      $   275,204
  on 15 November  1998, secured by the $250,000 sales
  agreement receivable (Note 4)
Note payable, bearing interest at bank prime payable quarterly                   74,550           94,226
  commencing 12 December 1996, repayable at $18,637 per annum commencing 1 July 1997, secured by the $111,459 sales
  agreement receivable (Note 4)
Note payable, bearing interest at bank prime plus 1%, repayable                 770,000               --
  at $632,100 plus interest on 11 June 1998 and the balance
  due in full on 15 November 1998, secured by a blanket
  assignment of accounts receivable
Note payable, bearing interest at bank prime plus 1%, repayable                 570,000               --
  in full plus interest on 28 April 1998, secured by a
  blanket assignment of accounts receivable
Note payable, bearing interest at 8% per annum, repayable by 31                 341,585               --
  March 1999 plus bonus interest of $15,713, secured by an
  accounts security agreement covering all assets of the
  company
Note payable, bearing interest at 8% per annum, repayable by 31                 341,585               --
  March 1999 plus bonus interest to a minimum of $15,713, secured by an accounts security agreement covering all assets of the company
                                                                            -----------      -----------
                                                                              2,235,322          369,430
   Less:  Current portion                                                    (2,179,410)        (156,680)
                                                                            -----------      -----------
                                                                            $    55,912      $   212,750
                                                                            -----------      -----------

  Scheduled principal repayments on the loans payable are as follows:

  31 March 1999                                                                              $ 2,179,410
  31 March 2000                                                                                   18,637
  31 March 2001                                                                                   18,637
  31 March 2002                                                                                   18,638
                                                                                             -----------
                                                                                             $ 2,235,322
                                                                                             -----------

--------------------------------------------------------------------------------

GLOBAL ELECTION SYSTEMS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 1998
U.S. Funds
Unaudited - See Notice to Reader




--------------------------------------------------------------------------------

9.   SHARE CAPITAL

     a) The authorized share capital is 120,000,000 shares divided into 100,000,000 voting common shares without par value and 20,000,000 convertible voting preferred shares without par value.

          The issued and outstanding share capital consists of:

                                                   Common     Unit
                                                   Shares     Value          Amount
                                                 ----------   -----       -----------
Balance - 31 December 1993                       13,527,237               $ 8,419,336
 Acquisition of name and operating assets           250,000     $1.74         434,626
  of Lynro Manufacturing Corporation
 Fiscal agency fees                                  58,334     $0.83          48,594
 Options exercised                                   50,000     $0.48          23,904
                                                -----------     -----     -----------
Balance - 31 December 1994                       13,885,571                 8,926,460
 Warrants exercised                                 203,869     $0.77         156,538
 Options exercised                                  100,000     $0.56          55,777
                                                -----------     -----     -----------
Balance - 31 December 1995                       14,189,440                 9,138,775
 Options exercised                                  500,000     $0.47         235,422
                                                -----------     -----     -----------
Balance - 31 December 1996 and 30 June 1997      14,689,440                 9,374,197
 Acquisition of name and operating assets         1,000,000     $0.53         548,148
  of I-Mark Systems, Inc.
 Issuance of performance shares                   2,738,000     $0.06         155,562
 Options exercised                                   30,000     $0.89          26,632
                                                -----------     -----     -----------
Balance - 31 March 1998                          18,457,440               $10,104,539
                                                -----------     -----     -----------

     b) By agreement dated 22 November 1991, the company reserved for issuance 4,150,000 treasury shares. These shares were to be issued at $0.06 per share, and upon issuance, were to be held in escrow and released on the basis of "cumulative cash flow" (as defined). Two of the original allottees are no longer employees nor directors of the company and therefore have ceased to be eligible for performance shares and accordingly 270,000 of the original shares reserved for issuance have been cancelled leaving a balance of 3,880,000 shares reserved for issuance.

          During 1996, the directors passed a resolution to cancel 1,142,000 of the allotted but unissued performance shares and to extend the earn-out period on the remaining 2,738,000 performance shares from 17 January 1997 to 17 January 2000. The resolution was then passed by the shareholders at an extraordinary general meeting on 6 December 1996 and subsequently approved by the regulatory authorities. On 6 December 1996, the company entered into an Amended and Restated Performance Shares Allotment Agreement on the remaining 2,738,000 allotted but unissued treasury shares under the same release provisions as the original 22 November 1991 agreement.

          Based upon the "cumulative cash flow" of the company to 30 June 1997, the 2,738,000 performance shares were approved for release by the regulatory authorities and were issued on 27 January 1998 upon receipt of $155,562 from the holders of the performance shares.

GLOBAL ELECTION SYSTEMS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 1998
U.S. Funds
Unaudited - See Notice to Reader




--------------------------------------------------------------------------------

9.   SHARE CAPITAL - Continued

     c)  STOCK OPTION PLAN

          The company has a stock option plan which covers its officers and directors. The options are granted for varying terms ranging from three to five years and are immediately vested upon grant. The following is a schedule of the activity pursuant to this stock option plan:

                                                           Price per
                                              Number of      Share
                                               Shares       (CDN $)    Expiration Date
----------------------------------------------------------------------------------------------------------
                                                500,000      $0.65     22 November 1996
                                                 30,000      $0.75     04 February 1997
                                                100,000      $2.30     22 April 1997
                                                200,000      $0.77     09 February 1998
                                                200,000      $2.40     17 September 1998
                                                100,000      $3.10     15 November 1998
                                                150,000      $1.89     20 September 1999
                                                100,000      $1.33     01 November 1999
----------------------------------------------------------------------------------------------------------
Balance - 31 December 1994                    1,380,000      $0.65 to $ 3.10
    Options exercised                          (100,000)     $0.77     09 February 1998
    Options expired                            (100,000)     $0.77     09 February 1998
    Options expired                             (80,000)     $3.10     15 November 1998
    Options expired                             (20,000)     $1.89     20 September 1999
    New options granted                         100,000      $1.35     22 February 2000
    New options granted                         100,000      $1.00     17 August 2000
----------------------------------------------------------------------------------------------------------
Balance - 31 December 1995                    1,280,000      $0.65 to $ 3.10
    Options exercised                          (500,000)     $0.65     22 November 1996
    Options expired                            (200,000)     $2.40     17 September 1998
    Options expired                            (100,000)     $1.00     17 August 2000
----------------------------------------------------------------------------------------------------------
Balance - 31 December 1996                      480,000      $1.33 to $ 3.10
    Options expired                             (30,000)     $0.75     04 February 1997
    Options expired                            (100,000)     $1.35     22 February 2000
    Options expired                            (100,000)     $2.30     22 April 1997
----------------------------------------------------------------------------------------------------------
Balance - 30 June 1997                          250,000      $1.33 to $ 3.10
    New options granted                       1,075,000      $1.25     22 August 2002
    New options granted                          50,000      $1.49     17 December 2002
    New options granted                         100,000      $1.80     07 January 2003
    Options cancelled                           (20,000)     $3.10     15 November 1998
    Options cancelled                          (130,000)     $1.89     20 September 1999
    Options exercised                           (30,000)     $1.25     22 August 2002
----------------------------------------------------------------------------------------------------------
Balance - 31 March 1998                       1,295,000      $1.25 - $1.80
----------------------------------------------------------------------------------------------------------

GLOBAL ELECTION SYSTEMS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 1998
U.S. Funds
Unaudited - See Notice to Reader




--------------------------------------------------------------------------------

9.   SHARE CAPITAL - Continued

     d)  STOCK PURCHASE WARRANTS

          During the period ended 31 March 1998 the company granted stock purchase warrants as an incentive to arrange short-term financing as follows:

                                              Price per
                               Number of        Share       Expiration Date
                                Shares         (CDN $)
          ------------------   ---------      ---------     ---------------
                                166,667        $ 1.88        31 March 2001
          ------------------   --------       -------       --------------


--------------------------------------------------------------------------------

10.  INCOME TAXES

     a) A summary of the taxable income of the company for the nine months ended 31 March 1998 is as follows:

                                              Canadian Parent  U.S. Subsidiary       Total
                                              ---------------  ---------------    -----------
Net income (loss) before taxes per              $  (186,905)     $ 2,606,942      $ 2,420,037
    financial statements
Application of losses carried forward                    --       (2,606,942)      (2,606,942)
-------------------------------------------     -----------      -----------      -----------
Taxable income (loss)                           $  (186,905)     $        --      $  (186,905)
-------------------------------------------     -----------      -----------      -----------

          Accordingly, no provision for income taxes has been recorded in these interim consolidated financial statements.

     b) The company has unclaimed scientific research and experimental development deductions, for Canadian tax purposes, in the amount of $104,000 which may be carried forward to be applied against future taxable income. The future tax benefits, if any, of these deductions have not been recognized in the accounts.

     c) The company has unclaimed investment tax credits, for Canadian tax purposes, arising from its research and development activities in the amount of $425,000 which may be carried forward to be applied against future federal taxes payable. The future tax benefits, if any, of these tax credits have not been recognized in the accounts and expire as follows:

GLOBAL ELECTION SYSTEMS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 1998
U.S. Funds
Unaudited - See Notice to Reader




--------------------------------------------------------------------------------

10.  INCOME TAXES - Continued

     c)  Continued

     1998                                                             $109,000
     1999                                                               85,000
     2000                                                               37,000
     2003                                                               68,000
     2004                                                              126,000
                                                                      --------
                                                                      $425,000
                                                                      --------

     d) The company has tax losses, for Canadian tax purposes, of approximately $186,905 which may be carried forward to be applied against future taxable income. The future benefits, if any, of these tax losses have not been recognized in the accounts of the company and expire in 2005.

     e) The company's subsidiary has tax losses, for U.S. tax purposes, of approximately $1,482,000 which may be carried forward to be applied against future taxable income. The future benefits, if any, of these tax losses have not been recognized in the accounts of the company and expire in 2010.

--------------------------------------------------------------------------------

11.  COMMITMENTS

     a) By way of a management services agreement, the company has secured the services of a key employee for a term expiring 30 September 1998. The contract contains fixed annual compensation totalling $100,000 per annum plus a bonus of:

          i)   3% of Canadian sales; and

          ii) 1% of the net profits before taxes for all sales (excluding those in Canada) of the company.

     b) Under the terms of a lease agreement dated 1 May 1993, the company is committed to minimum annual lease payments of $37,668 plus its share of common area costs. The lease was for a five year term to 30 April 1998 and the lease has been extended for an additional 8 month term to 31 December 1998 on the same terms representing a lease commitment of $28,251 for the 12 month period ending 31 March 1999.

GLOBAL ELECTION SYSTEMS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 1998
U.S. Funds
Unaudited - See Notice to Reader




--------------------------------------------------------------------------------

11.  COMMITMENTS - Continued

     c) By an agreement dated 4 March 1997, the company's United States subsidiary has agreed to lease 13,050 square feet of general office and warehouse space in McKinney, Texas for five years from 1 July 1997. The annual lease amount is $110,272 representing a minimum lease commitment of:

          31 March 1999                                               $ 110,272
          31 March 2000                                                 110,272
          31 March 2001                                                 110,272
          31 March 2002                                                 110,272
          31 March 2003                                                  27,568
                                                                      ---------
                                                                      $ 468,656
                                                                      ---------

          The lease may be extended for two additional terms of five years with the rate to be the current base rental plus the lesser of a consumer price adjustment or a fair rental value adjustment.

--------------------------------------------------------------------------------

12.  CONTINGENCY

     By an agreement dated 25 November 1991, the company retained Overseas Management Services, Inc. ("OMS") as its exclusive sales and marketing representative for Venezuela for an initial term of 5 years. OMS was to receive a 20% commission on all sales of the product within Venezuela and was responsible for its own out-of-pocket costs.

     Management believes OMS breached certain conditions of its agreement with the company and has given OMS the required 30 day notice of cancellation. OMS collected approximately U.S. $96,000 of the U.S. $209,700 commission it has claimed on the Consejo capital lease. The balance of the commission payable to OMS has not been recorded in these consolidated financial statements due to the alleged breach of contract.

     The company has initiated a lawsuit against OMS for damages resulting from the alleged breaches by OMS of the 25 November 1991 agreement. The outcome of this case and the amount of damages to be received by the company, if any, cannot be reasonably determined at this time.

     OMS has filed a counter-claim against the company in New Hampshire alleging, interalia, a claim for future commissions on the capital lease.

--------------------------------------------------------------------------------

GLOBAL ELECTION SYSTEMS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 1998
U.S. Funds
Unaudited - See Notice to Reader




--------------------------------------------------------------------------------

13.  RELATED PARTY TRANSACTIONS

     In addition to items disclosed elsewhere in these consolidated financial statements, the company conducted the following transactions with related parties:

     a)   EXPENDITURES

          Details are as follows:

                                                                         1998         1997
                                                                       --------     --------
          Paid/accrued salaries and fees to four directors all of      $382,712     $257,254
            whom are officers of the company
          Paid rent for premises to a company controlled by a             5,765       17,294
            director
          Paid rent (at fair market value) to a company controlled       75,000       75,000
            by a former director
                                                                       --------     --------
                                                                       $463,477     $349,548
                                                                       --------     --------

     b)   SHARE CAPITAL

          During the nine months ended 31 March 1998, the company issued 2,558,056 shares to directors of the 2,738,000 performance shares issued in the period for cash in the amount of $145,338.

          During the nine months ended 31 March 1998, the company granted directors 350,000 share purchase options at exercise prices ranging from $1.25 to $1.80 and option expiry dates ranging from 22 August 2002 to 7 January 2003.

--------------------------------------------------------------------------------

14.  I-MARK SYSTEMS, INC.

     By an agreement dated 31 July 1997, the company acquired the assets, business and the name of I-Mark Systems, Inc., a Nebraska corporation. Consideration for the acquisition was $1,000,000 cash (paid) and 1,000,000 common shares of the company (issued at a deemed amount of $548,148).

     The consideration given was allocated to the net identifiable assets acquired as follows:

     Capital assets      o Furniture and fixtures                       $    68,148
                         o Demonstration and computer equipment             280,000
     Goodwill                                                             1,200,000
                                                                        -----------
                                                                        $ 1,548,148
                                                                        -----------

--------------------------------------------------------------------------------

GLOBAL ELECTION SYSTEMS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 1998
U.S. Funds
Unaudited - See Notice to Reader




--------------------------------------------------------------------------------

15.  SALES AND OPERATING INCOME

     Details of sales and operating income generated from customers which account for more than 10% of that period's consolidated sales and operating income are as follows:

                                                                    1998             1997
                                                                -----------      -----------
Number of large customers                                                 1                1
                                                                -----------      -----------
Amount of sales to large customers                              $ 2,024,080      $ 1,090,233
                                                                -----------      -----------
Total consolidated sales and operating income                   $12,086,413      $ 7,083,753
                                                                -----------      -----------
Total percentage of consolidated sales and operating income
  generated from large customers                                       16.7%            15.4%
                                                                -----------      -----------

     Due to the nature of the company's business, large sales to individual customers are generated on a non-recurring basis. As a result, the company is not dependent on any single customer or small group of customers such that the loss of any of these would have a material adverse effect on the future results of the company.

--------------------------------------------------------------------------------

GLOBAL ELECTION SYSTEMS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 1998
U.S. Funds
Unaudited - See Notice to Reader



--------------------------------------------------------------------------------

16.  SEGMENT INFORMATION

     The company operated in only one industry segment in Canada and the United States as follows:

                                                 Canada                       United States
                                          1998            1997            1998            1997
                                      -----------     -----------     -----------     -----------
Sales to customers                    $   466,212     $ 1,860,590     $11,620,202     $ 5,223,163
Sales between the segments                802,880         327,376       3,095,970       1,470,248
                                      -----------     -----------     -----------     -----------

Total sales revenue                   $ 1,269,092     $ 2,187,966     $14,716,172     $ 6,693,411
                                      -----------     -----------     -----------     -----------

Operating profits                     $   269,660     $   202,695     $ 5,567,536     $ 2,793,153
                                      -----------     -----------     -----------     -----------

General corporate expenses
Interest

Net income

Identifiable assets                   $ 1,088,312     $ 2,919,743     $13,518,920     $ 4,038,916
                                      -----------     -----------     -----------     -----------

Capital expenditures                  $    15,696     $        --     $ 1,698,016     $     9,678
                                      -----------     -----------     -----------     -----------

Amortization of capital and other
  assets                              $    20,071     $     6,954     $   243,390     $    79,965
                                      -----------     -----------     -----------     -----------


                                              Elimination                       Consolidated
                                          1998             1997             1998            1997
                                      -----------      -----------      -----------     -----------
Sales to customers                    $        --      $        --      $12,086,414     $ 7,083,753
Sales between the segments             (3,898,850)      (1,797,624)              --              --
                                      -----------      -----------      -----------     -----------

Total sales revenue                   $(3,898,850)     $(1,797,624)     $12,086,414     $ 7,083,753
                                      -----------      -----------      -----------     -----------

Operating profits                     $        --      $        --        5,837,196       2,995,848
                                      -----------      -----------

General corporate expenses                                                3,344,678       2,819,228
Interest                                                                     72,480          66,996
                                                                        -----------     -----------

Net income                                                              $ 2,420,038     $   109,624
                                                                        -----------     -----------

Identifiable assets                   $   (22,607)     $   (22,607)     $14,584,625     $ 6,936,052
                                      -----------      -----------      -----------     -----------

Capital expenditures                  $        --      $        --      $ 1,713,712     $     9,678
                                      -----------      -----------      -----------     -----------

Amortization of capital and other
  assets                              $        --      $        --      $   263,461     $    86,919
                                      -----------      -----------      -----------     -----------

GLOBAL ELECTION SYSTEMS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 1998
U.S. Funds
Unaudited - See Notice to Reader




--------------------------------------------------------------------------------

17. DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. Any differences in United States accounting principles as they pertain to the accompanying interim consolidated financial statements are not material except as follows:

     a)   COMPENSATION EXPENSE

          Under accounting principles generally accepted in the United States, there is a compensation expense associated with the release of escrowed shares of the company, as those shares become eligible for release. No compensation expense is applied under accounting principles generally accepted in Canada.

     b)   FINANCIAL STATEMENT RECONCILIATION

                                                                        1998              1997
                                                                   ------------      ------------
     i)   Share capital - Canadian basis                           $ 10,104,539      $  9,374,197
          Add: Escrow share compensation expense - prior years        3,194,621         3,194,621
                                                                   ------------      ------------
          Share capital - U.S. basis                               $ 13,299,160      $ 12,568,818
                                                                   ------------      ------------
     ii)  Deficit - Canadian basis                                 $   (977,816)     $ (4,185,612)
          Less: Escrow share compensation expense - prior years      (3,194,621)       (3,194,621)
                                                                   ------------      ------------
          Deficit - U.S. basis                                     $ (4,172,437)     $ (7,380,233)
                                                                   ------------      ------------

GLOBAL ELECTION SYSTEMS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 1998
U.S. Funds
Unaudited - See Notice to Reader




--------------------------------------------------------------------------------

17. DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - Continued

     b)   FINANCIAL STATEMENT RECONCILIATION - Continued

          iii) U.S. GAAP consolidated statement of shareholders' equity

                                                   Common Shares
                                               Shares         Amount          Deficit           Total
                                            -----------     -----------     -----------      -----------
Balance - 31 December 1993 - Canadian        13,527,237     $ 8,419,336     $(1,164,452)     $ 7,254,884
  basis
 Escrow share compensation expense -                 --       3,194,621      (3,194,621)              --
   prior years
                                            -----------     -----------     -----------      -----------
Balance - 31 December 1993 - U.S. basis      13,527,237      11,613,957      (4,359,073)       7,254,884
 Issuance of shares for name and                250,000         434,626              --          434,626
   operating assets of Lynro
   Manufacturing Corporation ($1.74 per
   share)
 Issuance of shares for expenses ($0.83          58,334          48,594              --           48,594
   per share)
 Issuance of shares on exercise of
   options ($0.48 per share)                     50,000          23,904              --           23,904
 Loss for the year                                   --              --      (1,508,214)      (1,508,214)
                                            -----------     -----------     -----------      -----------
Balance - 31 December 1994 - U.S. basis      13,885,571      12,121,081      (5,867,287)       6,253,794
 Issuance of shares on exercise of              203,869         156,538              --          156,538
   warrants ($0.77 per share)
 Issuance of shares on exercise of              100,000          55,777              --           55,777
   options ($0.56 per share)
 Loss for the year                                   --              --      (1,042,042)      (1,042,042)
                                            -----------     -----------     -----------      -----------
Balance - 31 December 1995 - U.S. basis      14,189,440      12,333,396      (6,909,329)       5,424,067
 Issuance of shares on exercise of
   options ($0.47 per share)                    500,000         235,422              --          235,422
 Loss for the year                                   --              --      (1,736,657)      (1,736,657)
                                            -----------     -----------     -----------      -----------
Balance - 31 December 1996 - U.S. basis      14,689,440      12,568,818      (8,645,986)       3,922,832
 Net income for the period                           --              --       2,053,512        2,053,512
                                            -----------     -----------     -----------      -----------
Balance - 30 June 1997 - U.S. basis          14,689,440      12,568,818      (6,592,474)       5,976,344
 Issuance  of  shares  for  name and
   operating assets of I-Mark Systems,
   Inc. ($0.55 per share)                     1,000,000         548,148              --          548,148
 Issuance of performance  shares from
   escrow ($0.06 per share)                   2,738,000         155,562              --          155,562
 Issuance  of shares on  exercise of
   options ($0.89 per share)                     30,000          26,632              --           26,632
 Net income for the period                           --              --       2,420,037        2,420,037
                                            -----------     -----------     -----------      -----------
Balance -31 March 1998 - U.S. basis          18,457,440     $13,299,160     $(4,172,437)     $ 9,126,723
                                            -----------     -----------     -----------      -----------

     c)   EARNINGS PER SHARE - BASIC OR PRIMARY

          Under accounting principles generally accepted in the United States, stock options and stock warrants are treated as common stock equivalents in the determination of basic or primary earnings per share if they would have a dilutive effect. Stock options and stock warrants are not treated as common stock equivalents in the determination of basic or primary earnings per share in Canada.

GLOBAL ELECTION SYSTEMS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
31 MARCH 1998
U.S. Funds
Unaudited - See Notice to Reader




--------------------------------------------------------------------------------

17. DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - Continued

     c)   EARNINGS PER SHARE - BASIC OR PRIMARY - Continued

          Reconciliation of Canadian to U.S. basis - Basic Earnings per Share:

                                                                    1998            1997
                                                                -----------     -----------
Weighted average number of common shares outstanding -           16,766,344      14,689,440
  Canadian basis
Add: Dilutive stock options                                       1,348,333         250,000
                                                                -----------     -----------
Weighted average number of common shares outstanding - U.S.      18,114,677      14,939,440
  basis
                                                                -----------     -----------
Net income for the period                                       $ 2,420,037     $   109,624
                                                                -----------     -----------
Primary earnings per share                                      $      0.13     $      0.01
  - U.S. basis
                                                                -----------     -----------
  - Canadian basis                                              $      0.14     $      0.01
                                                                -----------     -----------

--------------------------------------------------------------------------------

                               INDEX TO EXHIBITS




EXHIBIT
  NO.            DESCRIPTION
-------          -----------
2(1) Memorandum and Articles of Incorporation, as amended.*

3    Instruments Defining the Rights of Security Holders *

3(1) Parts 7, 10, 12 and 27 of the Registrant's Memorandum and Articles of
     Incorporation, as amended, set forth in Exhibit 2(1) *

6    Material Contracts

6(1)(i)    Employment Agreement with Howard Van Pelt dated August 1, 1997 *

    (ii)   Employment Agreement, dated October 1, 1996, with Clinton H.
           Richards*

    (iii)  Employment Agreement with Robert J. Urosevich dated August 1, 1997*



6(2) Amended and Restated Performance Share Allotment Agreement dated December
     6, 1996 *

6(3)(i)    Lease (Vancouver, British Columbia)*

    (ii)   Lease (McKinney, Texas)*

    (iii)  Lease (Omaha, Nebraska)(to be filed by Amendment)*

6(4) Purchase Agreement between the Registrant and I-Mark Systems, Inc. dated
     July 31, 1997*

6(5) Promissory Notes and associated Accounts Security Agreements and Stock
     Purchase Warrants, all dated March 31, 1998, to each of David Ross and
     Victoria Ross. Termination of each Promissory Note.*

6(6) Option agreements:

    (i)    Form of Option Agreement with employees*

    (ii)   Option Agreement dated August 22, 1997 between the Company and Howard
           T. Van Pelt*

    (iii)  Option Agreement dated August 22, 1997 between the Company and
           Clinton H. Rickards*

    (iv)   Option Agreement dated August 22, 1997 between the Company and Larry
           Ensminger*

    (v)    Option Agreement dated August 22, 1997 between the Company and
           Maurice E. Sokulski*

    (vi)   Option Agreement dated August 22, 1997 between the Company and Robert
           Urosevich*

6(7) Other material agreements

     (i)   Promissory Note to Western Bank Albuquerque for $770,000.*

     (ii)  Promissory Note to Western Bank Albuquerque for $600,000.*

10   Consent of Staley, Okada, Chandler & Scott Chartered Accountants.

13   Form F-X*




*    Incorporated by reference to the Registrant's Form 10-SB filed July 31,
     1998.